CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Maximum Offering Price Per Security	Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common shares, nominal value $1.20 per share	2,300,000	$135.00	$310,500,000.00	$40,302.90

(1)
Includes common shares subject to the underwriters’ option to purchase additional common shares.

(2)
Calculated in accordance with Rule 457(r) under the Securities Act.

 Filed Pursuant to Rule 424(b)(4)
 Registrant No. 333-225731
Prospectus Supplement
To prospectus dated June 20, 2018
2,000,000 common shares
Common shares
We are offering 2,000,000 common shares. Our common shares are listed on the New York Stock Exchange (the “NYSE”) under the symbol “GLOB.” The last reported sale price of our common shares on June 2, 2020 was $146.31 per share.
Investing in our common shares involves significant risks. Before buying any common shares, you should carefully read the discussion of material risks of investing in our common shares set forth under the captions “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F for the Year Ended December 31, 2019 incorporated by reference herein, “Risk factors” on page S-19 of this prospectus supplement and “Risk Factors” in Exhibit 99.2 to our Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on June 3, 2020 incorporated by reference herein.
Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.
	Per Common Share	Total
Initial price to public	$135.00000	$270,000,000
Underwriting discount	$3.88125	$7,762,500
Proceeds, before expenses, to us	$131.11875	$262,237,500
To the extent that the underwriters sell more than 2,000,000 common shares, we have granted the underwriters an option for a period of 30 days from the date of this prospectus supplement to purchase up to an additional 300,000 common shares at the initial price to public less the underwriting discount.
The underwriters expect to deliver the common shares against payment in New York, New York on June 9, 2020.
Joint Lead Book-Running Managers
J.P. Morgan	Goldman Sachs & Co. LLC	Citigroup
Co-Managers
BBVA	BNP PARIBAS	BofA Securities	Morgan Stanley	Santander
Prospectus supplement dated June 4, 2020.

Prospectus supplement
Prospectus
S-i

ABOUT THIS PROSPECTUS SUPPLEMENT
This prospectus supplement and the accompanying prospectus form part of a registration statement on Form F-3 that we filed with the Securities and Exchange Commission (the “SEC”), utilizing a “shelf” registration process. This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of common shares and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part, the accompanying prospectus dated June 20, 2018, including the documents incorporated by reference therein, provides more general information. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or in any document incorporated by reference that was filed with the SEC before the date of this prospectus supplement, on the other hand, you should rely on the information in this prospectus supplement. If any statement in one of these documents is inconsistent with a statement in another document having a later date (for example, a document incorporated by reference into this prospectus supplement) the statement in the document having the later date modifies or supersedes the earlier statement.
We are responsible for the information contained in or incorporated by reference into this prospectus supplement, the accompanying prospectus or any free writing prospectus prepared by or on behalf of us. We have not authorized anyone to provide you with additional or different information. We take no responsibility for, and can provide no assurances as to the reliability of, additional, different or inconsistent information that others may give you. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, our common shares are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. You should assume the information appearing in this prospectus supplement, the accompanying prospectus or any free writing prospectus is accurate only as of the respective dates of such information. Our business, financial condition, results of operations, and prospects may have changed since those dates.
Except where the context requires otherwise, references in this prospectus supplement to “Globant,” our “Company,” “we,” “us,” and “our” are to Globant S.A., together with its consolidated subsidiaries.
S-ii

SUMMARY
This summary highlights some of the information contained in, or incorporated by reference to, this prospectus supplement or the accompanying prospectus. This summary may not contain all of the information that may be important to you. For a more complete understanding of our business and this offering, we encourage you to read this entire prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein, the more detailed information regarding our Company and our common shares being sold in this offering, as well as our consolidated financial statements and the related notes incorporated by reference into this prospectus supplement, before deciding to invest in our common shares. Some of the statements in this prospectus supplement and the accompanying prospectus constitute forward-looking statements. See “Cautionary Statement Concerning Forward-Looking Statements.”
Overview
We are a disruptor in the professional services arena. We leverage the latest technologies and methodologies in the digital and cognitive space to help organizations transform in every aspect. We create software products that emotionally connect our clients with millions of consumers and employees, and we work with them to improve their efficiency. Our principal operating subsidiaries are located in Argentina, Colombia, Mexico and India.
We believe digital and cognitive transformations require completely different approaches than traditional IT projects. Through artificial intelligence (“AI”), we are refining the digital transformation process by focusing on a new approach to generating real business impact for our clients. We base our growth and differentiation around a podular and autonomous company structure that supports innovation. Moreover, our technology savvy teams, entrepreneurship and agility help our clients achieve efficiency through digital and cognitive evolution. We differentiate ourselves from our competitors as follows:
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We are a pure play in the digital and cognitive fields.

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We have global presence with delivery centers in North America, Latin America, Europe and Asia.

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We offer deep knowledge of the latest trends and technologies.

Our employees (“Globers”) are our most valuable asset. As of March 31, 2020, we had 12,538 Globers and 52 offices in 34 cities in Latin America, Asia, Europe and North America, throughout 16 countries, supported by six client management locations in the United States, and one client management location in each of United Kingdom, France, Colombia, Uruguay, Argentina and Brazil. Our reputation for cutting-edge work for global blue chip clients and our footprint across the world provide us with the ability to attract and retain well-educated and talented professionals. We are culturally similar to our clients, and we function in multiple time zones. We believe that these characteristics have helped us build solid relationships with our clients in the United States, Latin America and Europe and facilitate a high degree of client collaboration.
Our clients include companies such as Citi, Santander, Rockwell Automation and Disney, each of which was among our top ten clients in the three months ended March 31, 2020 and the year ended December 31, 2019. We believe our success in building our attractive client base in the most sophisticated and competitive markets for IT services demonstrates the superior value proposition of our services and the quality of our execution as well as our culture of innovation and entrepreneurial spirit.
Our revenues for the three months ended March 31, 2020 increased by 31.1% to $191.6 million, from $146.2 million for the three months ended March 31, 2019. Our net income for the three months ended March 31, 2020 was $13.2 million, compared to net income of  $12.1 million for the three months ended March 31, 2019. The increase in net income for the three months ended March 31, 2020 compared to the same period of 2019 was primarily driven by higher gross margins and gains on transactions with bonds, partially offset by an increase in selling, general and administrative expenses, net impairment losses on financial assets, and an increase in the effective income tax rate.
Our revenues for 2019 increased by 26.2% to $659.3 million, from $522.3 million for 2018, and by 230.3%, from 199.6 million for 2014, representing a Compound Annual Growth Rate (“CAGR”) of 27.0% between 2014 and 2019. Our net income for 2019 was $54.0 million, compared to $51.6 million for 2018. The $2.4 million increase in net income from 2018 to 2019 was primarily driven by strong revenue growth.
For the three months ended March 31, 2020, 74.5%, 18.5%, 6.0% and 1.0% of our revenues were generated by clients in North America, Latin America and others, Europe and Asia, respectively. For the year ended December 31, 2019, 75.3%, 16.9%, 7.1% and 0.7% of our revenues were generated by clients in North America, Latin America and others, Europe and Asia, respectively. In 2017, 2018 and 2019, we made several acquisitions to enhance our strategic capabilities. See “Item 4. Information on the Company. History and Development of the Company” in our Annual Report on Form 20-F for the year ended December 31, 2019 incorporated by reference herein.
Our industry
All industries are experiencing a remarkable transformation characterized by two simultaneous disruptive technological revolutions, digital and cognitive. These shifts are affecting how companies connect with consumers and employees, providing opportunities to make huge gains in efficiency.
Today’s users seek to move fast and are keen to interact with their digital ecosystem anywhere and anytime, in a painless, fast, relevant, smart and unrestricted way. They demand personalized, seamless and frictionless experiences that will simplify their lives. There is also increased demand for more intelligent and human-like user experiences driven by technology in the market. The outbreak of the current COVID-19 pandemic has strengthened these trends as users are increasingly digital and are looking for better digital interactions to solve daily situations. According to Forrester, the pandemic recession will shift priorities in every industry toward digital engagement, remote work, and the cloud, as 67.0% of service providers report that clients see digital transformation as a growing priority. Organizations are being pushed to transform and adapt to this current scenario and technology is key to raise and augment their capabilities. These revolutions are leveraging technologies that did not exist or were not mature a few years ago, such as AI, user experience (“UX”), Internet of Things, Blockchain, Mobile, Cloud Computing and virtual reality (“VR”).
According to International Data Corporation (“IDC”), by 2022 more than 60.0% of global GDP may be digitized, with growth in every industry driven by digitally enhanced offerings, operations, and relationships. From 2019 through 2022, according to IDC, almost $7.0 trillion will be spent on information technology.
Technologies that support this new digital and cognitive era are also experiencing increased demand:
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According to Grand View Research, AI revenue is expected to reach $390.9 billion by 2025.

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According to Mordor Intelligence, the VR market is expected to reach a value of  $87.97 billion by 2025.

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According to IDC, worldwide spending on augmented reality (“AR”) and VR is forecast to be $18.8 billion in 2020 and for this growth to continue throughout the 2019-2023 forecast period, achieving a five-year CAGR of 77.0%.

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According to IDC, by 2022, 75.0% of enterprises will embed intelligent automation into technology and process development, using AI-based software to discover operational and experiential insights to guide innovation.

Tech trends
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Immersive reality:   Interactive dimension simulation has advanced in the gaming, media and entertainment, retail, therapies and training spaces, and companies are experimenting with creating engaging experiences with intuitive interactions. This includes using laser-based volumetric displays of holographic images, along with sensors and cameras. It is expected that immersive reality will eventually give way to screenless interactions. TechCrunch estimates that the immersive technology sector will represent $108.0 billion in revenues in 2021.

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Smarter assistance:   Technologies like natural language programming, natural language generation, computer vision and invisible computing are enabling businesses and their customers to complete tasks by voice interactions and movement recognition. Speech and image recognition, chatbots and invisible machine learning operate in unison as part of a smart assistance ecosystem designed to seamlessly assist users in their daily lives. The market size of voice assistant applications is expected to grow from $1.3 billion in 2019 to $5.2 billion by 2024, at a 31.9% CAGR during that period, according to a report by MarketsandMarkets.

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Context-aware computing:   Context-aware computing is the use of AI to create systems that work in customized ways based on the context of user activities. With volumes of diverse and low-level data available through device interactions, context-aware computing processes communications and situations in order to respond accordingly. The context-aware computing market is expected to reach a value of  $158.0 billion by 2024, representing a 30.0% CAGR over 2019-2024, according to a report by MarketWatch.

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Enriched employee experience (“EX”):   Employees are seeking a better experience, on-par to that of customers, including optimized workflows, efficient communication and collaboration tools and new channels. According to IDC, employees who experienced higher levels of EX prior to and during a stressor were five times more likely to feel strongly engaged with the mission and purpose of the company. According to their research, employers with high EX Index scores have increased organizational resilience, making EX an investment priority for employers.

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Reimagined collaboration dynamics:   Collaboration tools and software are increasingly prevalent. As the future of work is being reimagined, combining team collaboration software with AI and robotic process automation (“RPA”) is increasingly important to improve teamwork. Grand View Research estimates that the global team collaboration software market size was valued at $9.5 billion in 2019 and is expected to grow at a CAGR of 12.7% from 2020 to 2027.

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Self-adaptive security:   Self-adaptive security is a dynamic system that is intelligent and intuitive in its approach to combat cyberattacks, working with machine learning powered security information and event management technologies, backed by prescriptive analytics. The adaptive security market was valued at $4.78 billion and is anticipated to grow at a 15.0% CAGR between 2019 and 2024, according to a report by Research and Markets.

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Blockchain technology:   Blockchain solutions have been embraced across various industries over the past few years. Blockchain’s sophistication is expected to dramatically improve how organizations operate digitally, and major players are building their future web services with blockchain. We expect that companies will focus on pushing forward blockchain investments going forward. The global blockchain market size was valued at $1.6 billion in 2018 and is expected to grow at a CAGR of 69.4% from 2019 to 2025, according to a report by MarketsandMarkets.

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Quantum computing:   Quantum computing is the use of quantum-mechanical phenomena, such as superposition and entanglement, to perform computation. A quantum computer is used to perform such computation, which can be implemented theoretically or physically. According to Persistence Market Research, by the end of 2025, the adoption of quantum computing will create more than $23.0 billion in revenue across the globe, and during the period of 2019-2029, the global market for quantum computing is expected to expand at a CAGR of 30.9%.

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5G:   5G is the latest generation of cellular mobile communications, which will be critical for data transfer capabilities to keep pace with computing capabilities, ensuring the connectivity and transfer of data seamlessly and speedily for machine-to-machine communication (IoT grid and analytical/AI platform) and providing scaling possibilities in the mobile network. According to a report from MarketsandMarkets, the 5G infrastructure market is expected to be valued at $2.86 billion by 2020 and $33.72 billion by 2026, growing at a CAGR of 50.9%.

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Cloud technologies:   With a surge in collected data and the need to power AI and machine learning processes, cloud computing is the preferred method for organizations to digitize their business completely. Companies are leveraging cloud technologies to transform their internal IT departments and build a business-ready IT department that is able to streamline development lifecycle and reduce time to market, as well as transform organizational culture by disbanding silos. In the future, we expect cloud computing to serve as a software building platform rather than only server provisioning. Enterprises seeking to bring digital transformation into their internal applications without replacing them will increasingly refactor their core applications using cloud-native technologies like containers. Others may seek core SaaS based multi-cloud technologies with new developing tools, integration and deployment options. According to Forrester, nearly 60.0% of North American enterprises today rely on public cloud platforms.

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Life sciences:   The healthcare industry has been significantly impacted by available technologies, as interoperability has become an important factor to provide efficient patient care. The size of the global healthcare interoperability solutions market is expected to reach $4.7 billion by 2026, according to a report by Grand View Research, Inc., exhibiting a CAGR of 13.0% during the forecast period. Beyond that, the healthcare industry has been impacted by the need to embrace new technologies to adapt to new dynamics. According to Forrester, before the rise of the pandemic, virtual care adoption was expected to soar with more than 36 million new visits in 2020.

Market trends
Across all industries, we have observed a trend towards smarter digital systems that embrace the latest technology and optimize customer experiences as well as internal processes. Companies are seeking to transform their business as new users and requirements arise. At the same time, we see that many organizations try to transform themselves internally through effective change management. These trends are now growing as a result of the COVID-19 pandemic, as organizations increasingly realize the importance of becoming digital, and the need to reinvent their businesses in order to survive and grow. According to IDC’s Worldwide Global Spending Guide, even after the outbreak of the COVID-19 pandemic, global spending on digital transformation technologies and services is forecast to grow 10.4% in 2020 to $1.3 trillion. While smaller than the 17.9% growth in 2019, it is expected to remain a bright spot in a year characterized by dramatic reductions in overall technology spending.
For many companies, however, it may be difficult to build a digitally-native culture from scratch or change the status quo of existing IT departments. Many of these companies are relying on partners to spearhead their transformation efforts.
Our differentiators
We seek to thrive by transforming organizations to be ready for a digital and cognitive future, providing world-class opportunities for talent around the globe. We look to contribute to the advancement of our industry as we build a sustainable company, committed to diversity and non-environmental impact. These are our three key differentiators:
1.
We are one of the first players to deliver engineering, innovation and design, at scale.

We create software products designed to emotionally connect our clients with millions of consumers and employees, and we work with our clients to improve their efficiency. This requires the right blend of engineering, design and innovation, and we believe we are one of the first players to deliver that at scale.
We deliver our services through our Studios, which have deep pockets of expertise on the latest technologies and trends. We believe our Studio model fosters creativity and innovation while allowing us to build, enhance and consolidate expertise around a variety of emerging technologies. This approach focuses first on technology and second on industry depth, delivering insights from different industries to create disruptive solutions.
2.
We are built around a podular structure.

We have organized our teams through an Agile Pod model. Driven by a culture of self-regulated teamwork, each team—or Pod—works directly with our clients on a path that evolves seeking to increase speed, quality and autonomy.
As opposed to the traditional IT services structures, our podular model eliminates the need for command and control methods and provides teams with full independence in customer interaction.
3.
We reinvent ourselves and other industries through AI.

As the digital and cognitive revolutions change the landscape of our industry, it is crucial to rethink how organizations must adapt and evolve. We have launched the “Augmented Globant” initiative to embrace the power of artificial intelligence to augment Globant’s capabilities and contribute to the advancement of the technology industry.
Social disruption caused by the COVID-19 pandemic has greatly reduced face-to-face interactions in the work routines of many organizations worldwide, but this dynamic can be an important source of innovation. In times like this, to achieve successful communication and boost innovation, it is necessary to go beyond current collaboration tools and apply technology to bring remote work to the next level. Augmented Collaboration helps Globant and its clients to replicate those informal interactions to scale up culture, promote innovation and increase productivity.
Our approach
We believe that technology by itself is not enough to create solutions for a true digital and cognitive transformation. At Globant, we are committed to helping our clients throughout their Organizational Fitness Lifecycle.
In order to be sustainable and successful, we believe that transformations need to impact every single dimension of an organization. With consumers and employees at the center of every strategy, our services seek to address every stage of the transformational process.
We start with clients, by providing the necessary tools and support that allow companies to jumpstart their cultural and methodology transformations. We then accompany our clients as they define and test their new digital strategies to engage consumers and employees. We continue scaling on the construction and evolution of these and other digital and cognitive initiatives, followed by the two final stages in the cycle: pushing a secure product to the cloud, and ensuring that it reaches the proper audience. At this time, we work so that the fitness cycle remains in a progressive loop to ensure organizations stay relevant.

We deliver these services through our unique Studios; our Services over Platforms strategy; our Agile Pods Methodology; our Stay Relevant approach; and our Augmented Globant and Augmented Collaboration approach.
Studios
We believe that our Studio model is an effective way of organizing our Company into smaller operating units, fostering creativity and innovation while allowing us to build, enhance and consolidate expertise around a variety of emerging technologies. Each of our Studios has specific domain knowledge and delivers tailored solutions focused on specific technology challenges. This method of delivery is the core of our services offering and our success.
We have launched the following studios during 2020:
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Digital marketing:   combines a data-driven approach with forward-thinking creativity to detect and solve organizations’ most pressing, deep-rooted digital marketing challenges, working cross-functionally and leveraging technology to design, create and execute high-impact, innovative strategies that exceed the goals of the business.

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Life sciences:   aims to improve the connection between the Technology and Life Sciences studios, combining bio-science talent with innovative technology solutions.

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Conversational interfaces:   allows end customers to engage with organizations in a more human way,reflecting the fact that language and voice are some of the most powerful tools we’ve evolved for communication.

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Intelligent enterprise:   focuses on helping our customers build an augmented experience during their journey through SAP implementations and usage, specializing in new technologies that can be used to create an innovative SAP solution and drive our customers through their SAP journey towards digital transformation.

Service over platforms
We aim to change the way technology services are provided with our Services over Platforms strategy. This set of platforms is designed to help create digital and cognitive transformations in an agile and innovative manner. These products have the flexibility to adapt to our clients’ needs as we provide microservices to complement them.
In this way, many of our Studios create platforms to accelerate our clients’ access to our solutions. We price this service in the same way SaaS companies do: cost per transaction, cost per user or cost per month according to each platform.
Agile Pods methodology
We have developed a software product design and development model, known as Agile Pods, which is designed to better align business and technology teams and is driven by a culture of self-regulated teamwork and collaboration across skills, partners and country borders.
Leveraged across divisions, Agile Pods are dedicated to mature emerging technologies and market trends, and provide a constant influx of mature talent and solutions that create intellectual property for our clients. They are self-organized teams that work to meet creative and production goals, make technology decisions and reduce risk. These teams are fully responsible for creating solutions, building and sustaining features, products or platforms. Pods are in constant contact with our clients and are in full control of the products we create, which augments their autonomy and ultimately propels productivity.
In addition, savings are delivered to clients due to sustained productivity boosts as the Agile Pods begin to operate at a higher maturity level. We ensure consistency, accountability and replicability by having Agile Pods follow a well-defined set of maturity criteria. Maturity models describe levels of growth and development as follows: Maturity, Quality, Velocity, and

Autonomy. Each level acts as a foundation for the next and lays out a path for learning and growth. As Agile Pods evolve from one level to the next, they are equipped with the understanding and tools to accomplish goals more effectively.
Associated metrics guide improvement efforts and generate quantitative and qualitative insights to inform iterative design and planning decisions.
Stay relevant
To fully implement a digital and cognitive transformation, we also help our clients stay relevant within their industries and audiences by providing helpful information and initiatives to understand the users’ environment, competitors and behavior. Through research, gatherings of subject matter experts, webinars, workshops and conferences, our thought leaders offer valuable insights to help organizations create valuable and meaningful experiences for the audience.
Augmented Globant and Augmented Collaboration
We launched Augmented Globant to embrace the power of artificial intelligence, augment our capabilities and improve the software development industry.
Our vision is to transform the industry by empowering talent and increasing capacity, building an AI-driven industry-leading company.
The current COVID-19 pandemic has pushed entire workforces online, disrupting routines and interaction between teams. With diminished social interactions, businesses are missing one of their most important sources of innovation. We believe that current collaboration tools are not sufficient to replicate these informal situations, and by applying technology it is possible to significantly enhance the experience of remote work. Augmented Collaboration helps Globant and its clients replicate those informal interactions to scale up culture, promote innovation and increase productivity.
Our current initiatives include:
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Augmented Coding:   When colleagues are no longer sitting next to one another and learning from each other, AI can become the solution to augment teams’ skills and their internal collaboration. We believe that with Augmented Coding, developers can enhance their coding experience and capacities, acting as a personal expert to help developers understand how every single line of code works and shortening the learning curve by providing suggestions to improve their work and offer examples of different solutions. It can also find code within a project repository, which can facilitate faster development consistent with the project.

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Augmented culture:   The StarMeUp Operating System is a system that helps us understand the human element within an organization. We can discover cultural leaders, influencers, trend generators and even disengaged teams. It helps us detect and retain talent, promote integration and foster a company’s growth. We are using AI to uncover cultural insights. In the current environment where many are working remotely, we believe digital experiences will increasingly become a cultural cornerstone. StarMeUp looks to recover what was lost by not being able to sit next to your teammate.

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Agile Pods:   It is common to think that workers are less productive when they are not physically in an environment that can be controlled. However, we believe that the traditional command and control structures add an overhead that does not equate to increased productivity. Our Agile Pods place the employee at the center of the organization to learn continuously, think systemically, adapt to change quickly and create a sustainable team-client alignment while generating and delivering services.

Competitive strengths
We believe the following strengths differentiate Globant and create the foundation for continued rapid growth in revenues and profitability:
Deep domain expertise in emerging technologies and related market trends
We have developed strong core competencies in emerging technologies and practices, including those discussed above, and we have a deep understanding of market trends. Our areas of expertise are organized in Studios, which we believe provide us with a strong competitive advantage and allow us to leverage prior experiences to deliver superior software solutions to clients.
Long-term relationships with blue chip clients
We have built a roster of blue chip clients such as Citi, Santander, Rockwell Automation, Disney and Electronic Arts many of which themselves are at the forefront of emerging technologies. In particular, we have been working with Disney and Electronic Arts for more than ten and twelve years, respectively. We believe that our success in developing these client relationships reflects the innovative and high value-added services that we provide along with our ability to positively impact our clients’ business. Our relationships with these enterprises provide us with an opportunity to access large IT, research and development and marketing budgets. These relationships have driven our growth and have enabled us to engage with new clients.
Global delivery with access to deep talent pool
Latin America has an abundant talent pool of individuals skilled in IT. From 2012 to 2017, over 500,000 information and communication technologies students have graduated from universities in Latin America and the Caribbean region according to The Science and Technology Indicator Network (Red de Indicadores de Ciencia y Tecnología), a research organization that tracks science and technology indicators in the region. Latin America’s talent pool (including Mexico, Brazil, Argentina, Colombia and Uruguay) is composed of more than 1,000,000 professionals according to Stackoverflow estimates. Our highly skilled Globers come from leading universities in the regions where our delivery centers are located. Among our surveyed Globers, approximately 95.0% have obtained a university degree or are enrolled in a university while they are employed by our Company, and many have specialized industry credentials or licensing, including in Systems Engineering, Electronic Engineering, Computer Science, Information Systems Administration, Business Administration and Graphic and Web Design. Our time zone and cultural similarity have helped us build solid relationships with our clients in the United States and Europe and differentiate us on projects that require a high degree of client collaboration.
A key element of our strategy is to expand our delivery footprint, including increasing the number of employees that are deployed onsite at our clients or near client locations. In particular, we intend to focus our recruitment efforts on the United States. We will continue to focus on expanding our global delivery footprint to gain access to additional pools of talent to effectively meet the demands of our clients and to increase the number of Globers that are deployed onsite at our clients or near client locations.
Highly experienced management team
Our management team is comprised of seasoned industry professionals with global experience. Our management sets the vision and strategic direction for Globant and drives our growth and entrepreneurial culture. On average, the members of our senior management team have 19 years of experience in the technology industry giving them a comprehensive understanding of the industry as well as insight into emerging technologies and practices and opportunities for strategic expansion.

Strategy
We seek to be a leading technology provider which leverages the latest technologies and methodologies in the digital and cognitive space to help our clients transform their organizations in every aspect. The key elements of our strategy for achieving this objective are as follows:
Grow revenue with existing and new clients
We will continue to focus on delivering innovative and high value-added solutions that drive revenues for our clients, thereby deepening our relationships and leading to additional revenue opportunities with them. Our 502 Strategy consists of focusing on high potential clients that have the capacity to grow exponentially over time. We will continue to target new clients by leveraging our engineering, design and innovation capabilities and our deep understanding of emerging technologies. We will direct our focus to creating content that is appealing to our businesses and on delivering successful digital marketing campaigns to target new accounts and industries. We will focus on building our brand in order to further penetrate our existing and target markets where there is a strong demand for our knowledge and services.
Remain at the forefront of innovation and emerging technologies
We believe our Studios have been highly effective in enabling us to deliver innovative software solutions that leverage our deep domain expertise in emerging technologies and related market trends. As new technologies emerge and as market trends change, we will continue to add Studios to remain at the forefront of innovation, to address new competencies that help us stay at the leading-edge of emerging technologies, and to enable us to enter new markets and capture additional business opportunities.
Attract, train and retain top quality talent
We place a high priority on recruiting, training, and retaining employees, which we believe is integral to our continued ability to meet the challenges of the most complex software development assignments. In doing so, we seek to decentralize our delivery centers by opening centers in locations that may not have developed IT services markets but can provide professionals with the caliber of technical training and experience that we seek. Globant offers highly attractive career opportunities to individuals who might otherwise have had to relocate to larger IT markets. We will continue to develop our scalable human capital platform by implementing resource planning and staffing systems and by attracting, training and developing high-quality professionals, strengthen our relationships with leading universities in different countries, and help universities better prepare graduates for work in our industry. We have agreements to teach, provide internships, and interact on various initiatives with the several universities in Argentina, Colombia, Uruguay, Mexico, Brazil and India.
Selectively pursue strategic acquisitions
Building on our track record of successfully acquiring and integrating complementary companies, we will continue to selectively pursue strategic acquisition opportunities that deepen our relationship with key clients, extend our technology capabilities, broaden our service offerings and expand the geographic footprint of our delivery centers, including beyond Latin America, in order to enhance our ability to serve our clients.
Recent developments
Business update regarding COVID-19
During the first quarter of 2020, the spread of a new strain of coronavirus and the disease created by that virus, COVID-19, has created a global pandemic, presenting substantial public health and economic challenges around the world. The global pandemic is affecting our employees, communities and business operations, as well as the global economy and financial markets. The full extent to which the COVID-19 pandemic will directly or indirectly impact our business, results of operations and financial condition will depend on current and future developments that are highly uncertain and cannot be accurately predicted, including new information that may emerge concerning COVID-19, the actions taken to contain it or treat its impact and the economic impact on local, regional, national and international markets. We will continue to actively monitor our business and the needs of our employees, customers, and communities to determine the appropriate actions to protect the health and safety of our employees and our ongoing operations. This includes actions informed by the requirements and recommendations of federal, state and local authorities in the United States and in the other jurisdictions where we have operations.
We are strongly positioned as a pure digital player to help organizations adapt to the new environment they are facing and will face as a result of adapting to the COVID-19 pandemic and the measures taken in response to it. The current situation will create new opportunities as it pushes companies to reinvent themselves and move further into their digital and cognitive transformation. As a leader in this arena, Globant is well placed to partner with companies and lead this path.
Nevertheless, there is uncertainty around the impacts the COVID-19 pandemic and measures taken in response to it will have on our business, financial condition and results of operations. We will continue to actively monitor our business and the needs of our employees, customers and communities to determine the appropriate actions by us to protect the health and safety of our employees and our ongoing operations, including actions informed by the requirements and recommendations of federal, state and local authorities in the United States and in the other jurisdictions where we have operations.
Economic and demand uncertainty in the current environment may impact our future results. We are monitoring the demand for our services including the duration and degree of any declines or delays in new customer projects. We continue to assess how the effects of the COVID-19 pandemic and measures taken in response to it on the economy may impact human capital allocation, revenue, profitability, and operating expenses.
For further information on our response to the COVID-19 pandemic, our employees, our customers and our community, see “Operating and Financial Review and Prospects” in Exhibit 99.2 to our Report on Form 6-K furnished to the SEC on June 3, 2020 (our “March Form 6-K”) incorporated by reference herein. In addition, for additional information on the various risks posed by the COVID-19 pandemic, see “Risk Factors—The extent to which the coronavirus (“COVID-19”) outbreak and measures taken in response thereto impact our business, results of operations and financial condition will depend on future developments, which are highly uncertain and are difficult to predict” included in Exhibit 99.2 to our March Form 6-K incorporated by reference herein. The effect of the COVID-19 pandemic is rapidly evolving and, as such, the information contained herein is accurate as of the date hereof, but may become outdated due to changing circumstances beyond our present awareness or control.
Chapter 11 filing of LATAM Airlines Group S.A.
On May 26, 2020, our customer LATAM Airlines Group S.A. (“LATAM Airlines”) sought the protection of the U.S. Bankruptcy Court for the Southern District of New York on behalf of itself and 28 of its direct and indirect subsidiaries.
In a concurrent filing made with the SEC, LATAM Airlines cited as a primary factor leading to its decision to file for protection under Chapter 11 the crisis affecting the airline industry as a consequence of the COVID-19 pandemic, which for LATAM Airlines has resulted in the reduction of more than 95.0% of its passenger operations. In that same SEC filing, LATAM Airlines also announced that it has negotiated and obtained commitments from the shareholders related to the Cueto and Amaro families and Qatar Airways to provide $900.0 million of debtor-in-possession financing, which availability will be subject to the negotiation of definitive agreements and approval by the U.S. Bankruptcy Court in the Chapter 11 proceeding.

On the same date as the Chapter 11 petitions were filed, LATAM Airlines moved for interim and final orders in the Chapter 11 cases authorizing payment of all or a portion of the pre-petition obligations owed to certain vendors designated as Critical Vendors, including, among others, certain information technology suppliers and service providers. The U.S. Bankruptcy Court for the Southern District of New York entered an interim order authorizing such payment on June 1, 2020.
LATAM Airlines was our fourth largest client by revenues for the year ended December 31, 2019 and during the three months ended March 31, 2020. Revenues from LATAM Airlines represented 4.1% of our revenues during the three months ended March 31, 2020. As of March 31, 2020, we had $12.4 million of receivables from LATAM Airlines under statements of work awarded to us under our master services agreement with this customer. In addition, we had $3.5 million of unbilled fees for the month of April 2020. We are continuing to perform services for LATAM Airlines during the pending of its Chapter 11 proceedings. However, we are unable to predict the ultimate outcome of LATAM Airlines’ Chapter 11 cases, which is subject to a number of risks and uncertainties. See note 21 to unaudited condensed interim consolidated financial statements attached as Exhibit 99.1 to our March Form 6-K incorporated by reference herein and “Risk Factors—Our fourth largest customer by revenues, has filed for Chapter 11 protection in the U.S. Bankruptcy Court, and other customers may also experience insolvency in the future” included in 99.2 to our March Form 6-K incorporated by reference herein.
Corporate information
For a description of our business, financial condition, results of operations and other important information regarding us, we refer you to our filings with the SEC incorporated by reference to this prospectus supplement. For instructions on how to find copies of these documents, see “Where You Can Find More Information” in the accompanying prospectus.
We were incorporated in 2012 as a société anonyme under the laws of the Grand Duchy of Luxembourg. We are registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés, Luxembourg) under number B 173727. Our registered office is located at 37A Avenue J.F. Kennedy, L-1855, Luxembourg. Our telephone number at that address is + 352 20 30 15 96. Our corporate website address is www.globant.com. Information on our website is deemed not to be a part of this prospectus supplement and is not incorporated herein. Our common shares began trading on the NYSE under the symbol “GLOB” in connection with our initial public offering on July 18, 2014.

THE OFFERING
Common shares offered
2,000,000 common shares (or 2,300,000 common shares if the underwriters exercise in full their option to purchase additional common shares from us).
Common shares to be outstanding immediately after this offering
39,259,887 common shares (or 39,559,887 common shares if the underwriters exercise in full their option to purchase additional common shares from us).
The number of common shares that will be outstanding after this offering is based on the number of our common shares outstanding as of June 3, 2020. Unless otherwise indicated, our common shares outstanding after this offering and information based thereon excludes 3,733,012 common shares available for future issuance under the Globant S.A. 2014 Equity Incentive Plan, as amended.
Use of proceeds
We estimate that the net proceeds to us from this offering will be approximately $261.7 million (or approximately $301.0 million if the underwriters exercise their option to purchase additional common shares in full), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. See “Use of proceeds.”
Risk factors
Investing in our common shares involves a high degree of risk. See “Risk factors” beginning on page S-19 of this prospectus supplement, page 9 of our Annual Report on Form 20-F for the year ended December 31, 2019 incorporated by reference herein and in Exhibit 99.2 to our March Form 6-K incorporated by reference herein for a discussion of factors you should carefully consider before deciding to invest in our common shares.
Dividend policy
We have no current plans to pay dividends on our common shares following this offering. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from funds we receive from our subsidiaries. In addition, our ability to pay dividends will be limited by covenants in the agreements governing our existing indebtedness and may be limited by the agreements governing other indebtedness we or our subsidiaries incur in the future.
Listing
Our common shares are listed on the NYSE under the symbol “GLOB”.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION
The following summary consolidated financial and other data of Globant S.A. should be read in conjunction with, and are qualified by reference to, “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2019 incorporated by reference herein. The summary consolidated financial data as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 have been derived from our audited consolidated financial statements incorporated by reference herein, and should be read in conjunction with those audited consolidated financial statements and notes thereto. The summary consolidated financial data as of December 31, 2017 set forth below have been derived from our consolidated financial statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 filed with the SEC on April 13, 2018 in our Annual Report on Form 20-F for the year ended December 31, 2017 which are not included or incorporated by reference in this prospectus supplement.
The summary consolidated financial data as of March 31, 2020 and for the three months ended March 31, 2020 and 2019 have been derived from and should be read in conjunction with, and are qualified by reference to, “Operating and financial review and prospects” and our unaudited condensed interim consolidated financial statements as of March 31, 2020 and for the three months ended March 2020 and 2019 and notes thereto included in Exhibits 99.1 and 99.2 to our March Form 6-K incorporated by reference herein. Our unaudited condensed interim consolidated financial statements as of March 31, 2020 and for the three months ended March 31, 2020 and 2019 have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, include all normal recurring adjustments necessary for a fair statement of the information set forth therein. Our historical results are not necessarily indicative of the results that may be expected for the year ending December 31, 2020 or any other future period.

	Three months ended March 31,		Year ended December 31,
(in thousands, except for percentages and per share data)	2020	2019	2019	2018	2017
	(unaudited)
Consolidated statements of profit or loss and other comprehensive income
Revenues(1)	$191,572	$146,151	$659,325	$522,310	$413,439
Cost of revenues(2)	(119,369)	(88,727)	(405,164)	(318,554)	(263,171)
Gross profit	72,203	57,424	254,161	203,756	150,268
Selling, general and administrative expenses(3)	(51,872)	(38,632)	(172,478)	(133,187)	(110,813)
Net impairment (losses) gain on financial assets(4)	(1,617)	(436)	(228)	(3,469)	(1,581)
Other operating expense, net(5)	—	—	(720)	(306)	(4,708)
Profit from operations	$18,714	$18,356	$80,735	$66,794	$33,166
Gain on transaction with bonds	2,331	—	1,569	—	—
Finance income	13,709	891	13,643	11,418	7,956
Finance expense	(15,522)	(3,702)	(26,801)	(16,968)	(11,036)
Finance (expense) income, net	(1,813)	(2,811)	(13,158)	(5,550)	(3,080)
Share of results of investments in associates(6)	—	—	(224)	—	—
Other income and expenses, net(7)	16	(19)	110	6,220	8,458
Profit before income tax	19,248	15,526	69,032	67,464	38,544
Income tax(8)	(6,078)	(3,427)	(15,017)	(15,868)	(8,081)
Net income for the period	$13,170	$12,099	$54,015	$51,596	$30,463

	Three months ended March 31,		Year ended December 31,
(in thousands, except for percentages and per share data)	2020	2019	2019	2018	2017
	(unaudited)
Earnings per share
Basic	$0.36	$0.33	$1.48	$1.45	$0.87
Diluted	$0.35	$0.32	$1.43	$1.41	$0.84
Weighted average of outstanding shares (in thousands)
Basic	37,008	36,205	36,586	35,746	34,919
Diluted	38,093	37,320	37,674	36,685	36,094
	Three months ended March 31,		Year ended December 31,
(in thousands, except for percentages and per share data)	2020	2019	2019	2018	2017
Other data
Adjusted gross profit(9)	$75,614	$60,094	$266,487	$212,026	$160,273
Adjusted gross profit margin percentage(9)	39.5%	41.1%	40.4%	40.6%	38.8%
Adjusted selling, general and administrative expenses(9)	$(39,062)	$(29,404)	$(131,090)	$(104,485)	$(89,095)
Adjusted selling, general and administrative expenses margin percentage(9)	20.4%	20.1%	19.9%	20.0%	21.5%
Adjusted profit from operations(10)	$29,871	$24,722	$111,991	$84,334	$56,739
Adjusted profit from operations margin percentage(10)	15.6%	16.9%	17.0%	16.1%	13.7%
Adjusted net income(11)	$24,382	$18,536	$86,094	$63,737	$46,066
Adjusted net income margin percentage(11)	12.7%	12.7%	13.1%	12.2%	11.1%
Adjusted diluted EPS(11)	0.64	0.50	2.29	1.74	1.28

(1) Includes transactions with related parties of  $0.2 million, $0.4 million, $1.4 million, $5.9 million and $5.6 million for the three months ended March 31, 2020 and 2019 and years ended December 31, 2019, 2018 and 2017, respectively.
(2) Includes depreciation and amortization expenses of  $2.3 million, $1.2 million, $7.4 million, $4.0 million and $4.3 million for the three months ended March 31, 2020 and 2019 and the years ended December 31, 2019, 2018 and 2017, respectively. Also includes share-based compensation of  $1.1 million, $1.4 million, $5.0 million, $4.2 million and $5.7 million for the three months ended March 31, 2020 and 2019 and for the years ended December 31, 2019, 2018 and 2017, respectively.
(3) Includes depreciation and amortization expenses of  $4.6 million, $4.4 million, $16.9 million, $16.5 million and $11.8 million for the three months ended March 31, 2020 and 2019 and the years ended December 31, 2019, 2018, and 2017, respectively. Also includes share-based compensation of  $5.2 million, $3.0 million, $14.9 million, $8.7 million and $8.8 million for the three months ended March 31, 2020 and 2019 and the years ended December 31, 2019, 2018 and 2017, respectively.
(4) Includes a loss of  $1.6 million and $0.4 million on impairment of trade receivables for the three months ended March 31, 2020 and 2019, respectively. Includes impairments of tax credits of  $1.6 million for the year ended December 31, 2017. Also includes a loss of  $0.3 million and $3.4 million on impairment of trade receivables for the years ended December 31, 2019 and 2018, respectively.
(5) Includes an impairment of intangible assets of  $0.7 million, $0.3 million and $4.7 million for the years ended December 31, 2019, 2018 and 2017, respectively.
(6) Includes a loss of  $0.2 million related to our share of the loss from our investment in Acamica Tecnologías S.L. for the year ended December 31, 2019.
(7) Includes gains of  $6.7 million and $6.7 million for the years ended December 31, 2018 and 2017, respectively, on the remeasurement of the contingent consideration of Clarice Technologies Private Ltd., We Are London and We Are Experience, Inc., L4 Mobile, LLC, Ratio Cypress, LLC and PointSource, LLC, and gains of  $1.6 million and $1.7 million for the years ended December 31, 2018 and 2017, respectively, related to the remeasurement at fair value of the call and put option over our non-controlling interest in Dynaflows S.A. and the derecognition of the call option over non-controlling interest of  $0.5 million for the year ended December 31, 2018. Also includes a loss of  $1.0 million for the year ended December 31, 2018 related to the settlement agreed with the former owners of We Are London Limited and We Are Experience, Inc. Includes the impairment of the investment in Collokia LLC of  $0.8 million for the year ended December 31, 2018.
(8) Includes deferred tax gains of  $1.8 million, $2.0 million, $4.3 million, $7.5 million and $6.0 million for the three months ended March 31, 2020 and 2019, and the years ended December 31, 2019, 2018 and 2017, respectively.
(9) To supplement our gross profit presented in accordance with IFRS, we use the non-IFRS financial measure of adjusted gross profit, which is adjusted from gross profit, the most comparable IFRS measure, to exclude depreciation and amortization expense and share-based compensation expense included in cost of revenues. For a reconciliation of gross profit to adjusted gross profit, see footnote (11). We also present the non-IFRS financial measure of adjusted gross profit margin percentage, which reflects adjusted gross profit margin as a percentage of revenues. We also present the non-IFRS financial measure of adjusted selling, general and administrative expenses margin percentage, which reflects adjusted selling, general and administrative expenses as a percentage of revenues. To supplement our selling, general and administrative expenses presented in accordance with IFRS, we use the non-IFRS financial measure of adjusted selling, general and administrative expenses, which is adjusted from selling, general and administrative expenses, the most comparable IFRS measure, to exclude acquisition-related charges, net, depreciation and amortization expense and share-based compensation expense included in selling, general and administrative expenses. For a reconciliation of selling, general and administrative expenses to adjusted selling, general and administrative expenses, see footnote (11). We believe that excluding such acquisition-related charges, net, depreciation and amortization and share-based compensation expense amounts from gross profit and selling, general and administrative expenses and acquisition-related charges, net, depreciation and amortization expense and share-based compensation expense included in cost of revenues as a percentage of revenues from gross profit margin helps investors compare us and similar companies that exclude acquisition-related charges, net, depreciation and amortization expense and share-based compensation expense from gross profit and selling, general and administrative expenses and acquisition-related charges, net, depreciation and amortization expense and share-based compensation expense included in cost of revenues as a percentage of revenues from gross profit margin. These non-IFRS financial measures are provided as additional information to enhance investors’ overall understanding of the historical and current financial performance of our operations. We believe these measures help illustrate underlying trends in our business and use such measures to establish budgets and operational goals, communicated internally and externally, for managing our business and evaluating its performance. These non-IFRS financial measures should be considered in addition to results prepared in accordance with IFRS, but should not be considered as substitutes for or superior to IFRS results. In addition, our calculation of these non-IFRS financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

(10) To supplement our profit from operations presented in accordance with IFRS, we use the non-IFRS financial measure of adjusted profit from operations, which is adjusted from profit from operations the most comparable IFRS measure, to exclude acquisition-related charges, net, share-based compensation expense, impairment of assets, net of recoveries and COVID-19 related expenses. For a reconciliation of profit from operations to adjusted profit from operations, see footnote (11). In addition, we present the non-IFRS financial measure of adjusted profit from operations margin percentage, which reflects adjusted profit from operations as a percentage of revenues. These non-IFRS financial measures are provided as additional information to enhance investors’ overall understanding of the historical and current financial performance of our operations. We believe these measures help illustrate underlying trends in our business and use such measures to establish budgets and operational goals, communicated internally and externally, for managing our business and evaluating its performance. These non-IFRS financial measures should be considered in addition to results prepared in accordance with IFRS, but should not be considered as substitutes for or superior to IFRS results. In addition, our calculation of these non-IFRS financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.
(11) To supplement our net income (loss) and adjusted diluted EPS presented in accordance with IFRS, we use the non-IFRS financial measure of adjusted net income and adjusted diluted EPS for the year, which is adjusted from net income (loss) for the year, the most comparable IFRS measure, to exclude acquisition-related charges, net, share-based compensation expense, impairment of tax assets, net of recoveries, COVID-19 related expenses and expenses related to the secondary share offering in the United States of our common shares held by WPP Luxembourg Gamma Three S.àr.l. (“WPP”) in 2018. In addition, we present the non-IFRS financial measure of adjusted net income margin percentage for the year, which reflects adjusted net income for the year as a percentage of revenues. These non-IFRS financial measures are provided as additional information to enhance investor’s overall understanding of the historical and current financial performance of our operations. We believe these measures help illustrate underlying trends in our business and use such measures to establish budgets and operational goals, communicated internally and externally, for managing our business and evaluating its performance. These non-IFRS financial measures should be considered in addition to results prepared in accordance with IFRS, but should not be considered as substitutes for or superior to IFRS results. In addition, our calculation of these non-IFRS financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

	Three months ended March 31,		Year ended December 31,
(in thousands, except for percentages)	2020	2019	2019	2018	2017
Reconciliation of adjusted gross profit
Gross profit	$72,203	$57,424	$254,161	$203,756	$150,268
Adjustment
Depreciation and amortization expense	2,290	1,227	7,350	4,022	4,339
Share-based compensation expense	1,121	1,443	4,976	4,248	5,666
Adjusted gross profit	$75,614	$60,094	$266,487	$212,026	$160,273
Reconciliation of adjusted selling, general and administrative expenses
Selling, general and administrative expenses	(51,872)	(38,632)	(172,478)	(133,187)	(110,813)
Adjustment
Acquisition-related charges, net(a)	2,758	1,832	9,571	3,516	1,131
Depreciation and amortization expense	4,894	4,419	16,905	16,521	11,789
Share-based compensation expense	5,158	2,977	14,912	8,665	8,798
Adjusted selling, general and administrative expenses	(39,062)	(29,404)	(131,090)	(104,485)	(89,095)
Reconciliation of adjusted profit from operations
Profit from operations	$18,714	$18,356	$80,735	$66,794	$33,166
Adjustment
Acquisition-related charges, net(a)	3,162	1,946	10,695	4,273	7,523
COVID-19 related expenses(b)	1,716	—	—	—	—
Impairment of assets, net of recoveries(c)	—	—	673	354	1,586
Share-based compensation expense	6,279	4,420	19,888	12,913	14,464
Adjusted profit from operations	$29,871	$24,722	$111,991	$84,334	$56,739
Reconciliation of adjusted net income for the period
Net income for the period	$13,170	$12,099	$54,015	$51,596	$30,463
Adjustment
Acquisition-related charges, net(a)	3,217	2,017	11,518	(2,177)	(447)
Share-based compensation expense	6,279	4,420	19,888	12,913	14,464
COVID-19 related expenses(b)	1,716	—	—	—	—
Impairment of assets, net of recoveries(c)	—	—	673	1,154	1,586
Expenses related to secondary share offering(d)	—	—	—	251	—
Adjusted net income for the period	$24,382	$18,536	$86,094	$63,737	$46,066
Calculation of adjusted diluted EPS
Adjusted net income	24,382	18,536	86,094	63,737	46,066
Diluted shares	38,093	37,320	37,674	36,685	36,094
Adjusted diluted EPS	0.64	0.50	2.29	1.74	1.28
(a) Acquisition-related charges, net, include, when applicable, amortization of purchased intangible assets included in the depreciation and amortization expense line of our consolidated statements of operations, external costs, acquisition-related retention bonuses, integration costs, changes in the fair value of contingent consideration liabilities, charges for impairment of acquired intangible assets and other acquisition-related costs.
(b) COVID-19 related expenses include, as applicable, bad debt provisions related to the effect of COVID-19 on our customers businesses, donations and other expenses directly attributable to the pandemic that are both incremental to charges incurred prior to the outbreak and not expected to recur once the crisis has subsided and operations return to normal and clearly separable from normal operations.
(c) Impairment of assets, net of recoveries include, when applicable, charges for impairment of intangible assets, charges for impairment of investments in associates and charges for impairment of tax credits, net of recoveries.

(d) Expenses related to secondary share offering include expenses related to the secondary offering in the United States of our common shares held by WPP in 2018.
	As of March 31, 2020	As of December 31,
(in thousands)		2019	2018	2017
	(unaudited)
Summary consolidated statements of financial position data:
Cash and cash equivalents	$132,641	$62,721	$77,606	$52,525
Investments (current and non-current)	1,520	20,198	9,162	8,147
Trade receivables (current and non-current)	167,418	156,676	110,898	80,078
Other assets (current and non-current)	19,254	21,235	—	—
Other receivables and receivables (current and non-current)	40,183	28,118	49,538	46,093
Deferred tax assets	23,762	26,868	16,916	13,186
Investment in associates	3,776	3,776	4,000	1,550
Other financial assets (current and non-current)	5,149	6,210	895	1,428
Property and equipment	88,900	87,533	51,460	43,879
Intangible assets	27,826	27,110	11,778	11,365
Right-of-use assets	73,024	58,781	—	—
Goodwill	187,978	188,538	104,846	98,926
Total assets	$771,431	$687,764	$437,099	$357,177
Trade payables (current and non-current)	36,919	36,987	17,578	11,640
Payroll and social security taxes payable	53,182	72,252	58,535	40,472
Borrowings (current and non-current)	125,664	51,386	—	6,011
Other financial liabilities (current and non-current)	11,716	10,554	12,765	29,238
Lease liabilities (current and non-current)	68,877	61,363	—	—
Tax liabilities and income tax payable	16,146	12,510	7,399	5,253
Deferred tax liabilities	795	1,028	—	—
Other liabilities and provisions	4,392	2,970	2,906	1,199
Total liabilities	$317,691	$249,050	$99,183	$93,813
Total equity and non-controlling interest	$453,740	$438,714	$337,916	$263,364
Total equity, non-controlling interest and liabilities	$771,431	$687,764	$437,099	$357,177

RISK FACTORS
Investment in our common shares involves risks. Before making an investment decision, you should carefully consider the risks described under “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2019 incorporated by reference herein, in Exhibit 99.2 to our March Form 6-K incorporated by reference herein and in any updates in our reports on Form 6-K that we incorporate by reference herein, together with all of the other information appearing in, or incorporated by reference into, the accompanying prospectus and this prospectus supplement. The risks so described are not the only risks facing our Company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. The occurrence of any of these risks might cause you to lose all or part of your investment in our common shares.
Risks Related to this Offering and Ownership of Our Common Shares
The market price of our common shares may fluctuate significantly following the offering, and you may not be able to resell our common shares at or above the price you paid or at all, and you could lose all or part of your investment as a result.
The market price of our common shares may experience volatility following this offering. Market volatility often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your shares at or above the public offering price or at all due to a number of factors, including those listed in “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry” in our Annual Report on Form 20-F for the year ended December 31, 2019 is incorporated by reference herein, and the following:
•
the failure of financial analysts to cover our common shares or changes in financial estimates by analysts;

•
actual or anticipated variations in our operating results;

•
changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow our common shares or the shares of our competitors;

•
announcements by us or our competitors of significant contracts or acquisitions;

•
future sales of our common shares; and

•
investor perceptions of us and the industries in which we operate.

In addition, the equity markets in general have experienced substantial price and volume fluctuations, particularly as a result of the COVID-19 pandemic and other factors that are unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our common shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. This litigation, if instituted against us, could adversely affect our financial condition or results of operations.

WHERE YOU CAN FIND MORE INFORMATION
We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to “foreign private issuers” (as such term is defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”)), and we fulfill our obligations with respect to these requirements by filing or furnishing reports with the SEC. Our filings with the SEC are available to the public on the SEC’s website at www.sec.gov. Those filings are also available to the public on, or accessible through, our corporate website at www.globant.com. The information contained on or accessible through our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part.
The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and later information that we file with the SEC will automatically update and supersede the information included in this prospectus and the documents listed below. We incorporate by reference the documents listed below:
•
Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on February 28, 2020;

•
Reports on Form 6-K filed with the SEC on March 10, 2020 (two such reports), April 3, 2020, April 21, 2020 and June 3, 2020;

•
the description of our common shares contained in our Registration Statement on Form 8-A filed on July 11, 2014, including all amendments and reports filed for the purpose of updating such description, as superseded by the information set forth under “Description of Capital Stock” in this prospectus supplement; and

•
with respect to the offering of securities under this prospectus supplement, all subsequent reports that we file with the SEC under section 13(a), 13(c) or 15(d) of the Exchange Act and, to the extent, if any, we designate therein, reports on Form 6-K we furnish to the SEC after the date of this prospectus supplement and prior to the termination of any offering contemplated in this prospectus supplement.

We will provide without charge, a copy of any and all of the documents referred to herein, to each person who makes a written or oral request, by writing or calling us at the following address or telephone number:
37A Avenue J.F. Kennedy
L-1855, Luxembourg
Attn: Sol Mariel Noello
Tel: + 352 20 30 15 96
Email: gcoffice@globant.com

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements in the accompanying prospectus and this prospectus supplement and the documents incorporated or deemed to be incorporated by reference herein may constitute forward-looking statements that do not directly or exclusively relate to historical facts. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts, including, without limitation, those regarding our future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “plan,” “potential,” “predict,” “projected,” “should” or “will” or the negative of such terms or other comparable terminology.
The forward-looking statements contained in the accompanying prospectus and this prospectus supplement and the documents incorporated or deemed to be incorporated by reference herein are based on assumptions that we have made in light of our management’s experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors that we believe are appropriate under the circumstances. As you read and consider the accompanying prospectus and this prospectus supplement, you should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors include but are not limited to:
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The extent to which the COVID-19 pandemic and measures taken in response thereto impact our business, results of operations and financial condition will depend on future developments, which are highly uncertain and are difficult to predict;

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Financial difficulties experienced and/or protections sought by our customers as a result of the COVID-19 pandemic or otherwise may increase the likelihood that we will need to reassess our expected credit losses, and possibly reflect additional impairments of our financial assets;

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Changes in payment terms between us and our customers or the lack of collectability of our existing or future receivables as a result of the COVID-19 pandemic or otherwise could result in a decline in our revenue and profit and have a material adverse impact on our business, financial conditions, results of operations cash flows;

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If we are unable to maintain current resource utilization rates and productivity levels, our revenues, profit margins and results of operations may be adversely affected;

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If we are unable to manage attrition and attract and retain highly-skilled IT professionals, our operating efficiency and productivity may decrease, and we may not have the necessary resources to maintain client relationships and expand our business;

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If the pricing structures we use for our client contracts are based on inaccurate expectations and assumptions regarding the cost and complexity of performing our work, our contracts could be unprofitable, which could adversely affect our results of operations, financial condition and cash flows from operation;

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If we are unable to achieve anticipated growth, our revenues, results of operations, business and prospects may be adversely affected;

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If we are unable to effectively manage the rapid growth of our business, our management personnel, systems and resources could face significant strains, which could adversely affect our results of operations;

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If we were to lose the services of our senior management team or other key employees, our business operations, competitive position, client relationships, revenues and results of operation may be adversely affected;

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If we do not continue to innovate and remain at the forefront of emerging technologies and related market trends, we may lose clients and not remain competitive, which could cause our results of operations to suffer;

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If any of our largest clients terminates, decreases the scope of, or fails to renew its business relationship or short-term contract with us, our revenues, business and results of operations may be adversely affected;

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Global economic and political conditions could have a material adverse effect on our revenues, margins, results of operations and financial condition; and

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Uncertainty concerning the current economic, political and social environment in Latin America may have an adverse impact on capital flows or other relevant variables and could adversely affect our business, financial condition and results of operations.

You should not place undue reliance on our forward-looking statements because the matters they describe are subject to certain risks, uncertainties and assumptions that are difficult to predict. Our forward-looking statements are based on the information currently available to us and speak only as of the date on the cover of this prospectus supplement, or, in the case of forward-looking statements incorporated by reference, the date of the filing that includes the statement. Over time, our actual results, performance or achievements may differ from those expressed or implied by our forward-looking statements, and such difference might be significant and materially adverse to our security holders. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law.
We have identified some of the important factors that could cause future events to differ from our current expectations and they are described in the accompanying prospectus and this prospectus supplement under the caption “Risk factors,” as well as in our Annual Report on Form 20-F for the year ended December 31, 2019 incorporated by reference herein, in Exhibit 99.2 to our March Form 6-K incorporated by reference herein and in other documents that we may file with the SEC, all of which you should review carefully. Please consider our forward-looking statements in light of those risks as you read the accompanying prospectus and this prospectus supplement.

USE OF PROCEEDS
We estimate that the net proceeds to us from this offering will be approximately $261.7 million (or approximately $301.0 million if the underwriters exercise their option to purchase additional common shares in full), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purpose of this offering is to provide us with additional capital to support our operations. We intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. Also, as part of our business strategy, we regularly evaluate potential acquisitions. We believe that attractive acquisition opportunities currently exist in the markets in which we operate. We continuously consider a number of potential transactions, some of which, if consummated, may be material to our operations and financial condition. We have no definitive agreement with respect to any material acquisition, although from time to time we have discussions with other companies and assess opportunities on an on-going basis. We may fund all or a portion of the purchase price for any such acquisition with a portion of the net proceeds from this offering.

CAPITALIZATION
The following table sets forth our capitalization as of March 31, 2020:
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on an actual basis; and

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on an as-adjusted basis to give effect to the completion of this offering and our application of the estimated net proceeds from this offering in the manner described under “Use of proceeds,” assuming no exercise of the underwriter’s option to purchase additional common shares from us.

This table should be read in conjunction with “Summary consolidated financial information” included elsewhere in this prospectus supplement, “Operating and Financial Review and Prospects” included in Exhibit 99.2 to our March Form 6-K incorporated by reference herein and our unaudited condensed interim consolidated financial statements and notes thereto included in Exhibit 99.1 to our March Form 6-K incorporated by reference herein.
	As of March 31, 2020
(unaudited, in thousands)	Actual	As adjusted
Borrowings
Current	$495	$495
Non-current	$125,169	$125,169
Total borrowings	$125,664	$125,664
Capital and reserves
Issued capital	$44,439	$46,839
Additional paid-in capital	$163,597	$422,853
Other reserves	$(6,844)	$(6,844)
Retained earnings	$252,548	$252,548
Total equity	$453,740	$715,396
Total capitalization	$579,404	$841,060

DESCRIPTION OF CAPITAL STOCK
The following is a summary of the principal terms of our common shares, based on our articles of association.
The following summary is subject to, and is qualified in its entirety by reference to, the provisions of our articles of association, as amended, and applicable Luxembourg law, including the law of August 10, 1915 on commercial companies, as amended from time to time (loi du 10 août 1915 sur les sociétés commerciales telle que modifiée, or the “Luxembourg Corporate Law”).
General
We are a Luxembourg joint stock company (société anonyme) and our legal name is “Globant S.A.” We were incorporated on December 10, 2012. We are registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés de Luxembourg) under number B 173 727 and have our registered office at 37A Avenue J. F. Kennedy, L-1855, Luxembourg, Grand Duchy of Luxembourg.
Share capital
Our authorized share capital is determined by our articles of association, as amended from time to time, and may be increased or reduced by amending the articles of association by approval of the requisite two-thirds majority of the votes at a quorate extraordinary general shareholders’ meeting. Under Luxembourg law, our shareholders have no obligation to provide further capital to us.
Prior to this offering, our issued share capital was $44,877,646.80, represented by 37,398,039 common shares with a nominal value of  $1.20 each, of which 138,152 are treasury shares held by us.
Prior to this offering, we had an authorized share capital, excluding the issued share capital, of $8,430,848.40 consisting of 7,025,707 common shares with a nominal value of  $1.20 each.
Our shareholders’ meeting has authorized our board of directors to issue common shares within the limits of the authorized share capital at such time and on such terms as our board of directors may determine during a period of time from the date of the extraordinary general meeting of shareholders held on April 3, 2020 and ending on the fifth anniversary thereof, which authorization may be renewed. Accordingly, prior to this offering, our board of directors may authorize the issuance of up to 7,025,707 common shares (subject to stock splits, consolidation of common shares or similar transactions) with a nominal value of  $1.20 per common share.
Form and transfer of common shares
Our common shares are issued in registered form only and are freely transferable under Luxembourg law and our articles of association.
Luxembourg law does not impose any limitations on the rights of Luxembourg or non-Luxembourg residents to hold or vote our common shares.
Under Luxembourg law, the ownership of registered shares is established by the inscription of the name of the shareholder and the number of shares held by him or her in the shareholder register. Transfers of common shares not deposited into securities accounts are effective towards us and third parties either through the recording of a declaration of transfer into the shareholders’ register, signed and dated by the transferor and the transferee or their representatives or by us, upon notification of the transfer to, or upon the acceptance of the transfer by, us. Should the transfer of common shares not be recorded accordingly, the shareholder is entitled to enforce his or her rights by initiating the relevant proceedings before the competent courts of Luxembourg.

In addition, our articles of association provide that our common shares may be held through a securities settlement system or a professional depositary of securities. The depositor of common shares held in such manner has the same rights and obligations as if such depositor held the common shares directly. Common shares held through a securities settlement system or a professional depositary of securities may be transferred from one account to another in accordance with customary procedures for the transfer of securities in book-entry form. However, we will make dividend payments (if any) and any other payments in cash, common shares or other securities (if any) only to the securities settlement system or the depositary recorded in the shareholders’ register or in accordance with its instructions.
Issuance of common shares
Pursuant to Luxembourg Corporate Law, the issuance of common shares requires the amendment of our articles of association by the approval of two-thirds of the votes at a quorate extraordinary general shareholders’ meeting; provided. however, that the general meeting may approve an authorized share capital and authorize our board of directors to issue common shares up to the maximum amount of such authorized unissued share capital for a five-year period beginning either on the date of the relevant general meeting or the date of publication in the RESA of the minutes of the relevant general meeting approving such authorization. The general meeting may amend or renew such authorized share capital and such authorization of our board of directors to issue common shares.
Our articles of association provide that no fractional shares shall be issued or exist.
Pre-emptive rights
Unless limited, waived or cancelled by our board of directors in the context of the authorized share capital or pursuant to a decision of an extraordinary general meeting of shareholders pursuant to the provisions of the articles of association relating to amendments thereof, holders of our common shares have a pro rata pre-emptive right to subscribe for any new common shares issued for cash consideration. Our articles of association provide that pre-emptive rights can be waived, suppressed or limited by our board of directors for a period of time from the date of the extraordinary general meeting of shareholders held on April 3, 2020 and ending on the fifth anniversary of the date of the extraordinary general meeting of shareholders held on April 3, 2020, in the event of an increase of the issued share capital by our board of directors within the limits of the authorized share capital. Such common shares may be issued above, at or below market value as well as above, at or below nominal value by way of incorporation of available reserves (including premium).
Repurchase of common shares
We cannot subscribe for our own common shares. We may, however, repurchase issued common shares or have another person repurchase issued common shares for our account, subject to the following conditions:
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the repurchase complies with the principle of equal treatment of all shareholders, except in the event such repurchase was the result of the unanimous decision of a general meeting at which all shareholders were present or represented (in addition, listed companies may repurchase their own shares on the stock exchange without an offer to repurchase having to be made to the shareholders);

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prior authorization by a simple majority vote at an ordinary general meeting of shareholders is granted, which authorization sets forth the terms and conditions of the proposed repurchase, including the maximum number of common shares to be repurchased, the duration of the period for which the authorization is given (which may not exceed five years) and, in the case of a repurchase for consideration, the minimum and maximum consideration per common share;

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the repurchase does not reduce our net assets (on a non-consolidated basis) to a level below the aggregate of the issued share capital and the reserves that we must maintain pursuant to Luxembourg law or our articles of association; and

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only fully paid-up common shares are repurchased.

No prior authorization by our shareholders is required for us to repurchase our own common shares if:
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we are in imminent and severe danger, in which case our board of directors must inform the general meeting of shareholders held subsequent to the repurchase of common shares of the reasons for, and aim of such repurchase, the number and nominal value of the common shares repurchased, the fraction of the share capital such repurchased common shares represented and the consideration paid for such shares; or

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the common shares are repurchased by us or by a person acting for our account in view of a distribution of the common shares to our employees.

On May 31, 2019, the general meeting of shareholders according to the conditions set forth in article 430-15 of the Luxembourg Corporate Law granted our board of directors the authorization to repurchase up to a maximum number of our common shares representing 20.0% of our issued share capital for a net purchase price being (i) no less than 50.0% of the lowest price per common share and (ii) no more than 50.0% above the highest price per common share, in each case being the closing price per common share, as reported by the New York City edition of the Wall Street Journal, or, if not reported therein, any other authoritative sources to be selected by our board of directors, over the 10 trading days preceding the date of the purchase (or the date of the commitment to the transaction, as the case may be). The authorization is valid for a period ending the fifth anniversary of the date of the general meeting of shareholders held on May 31, 2019 or the date of its renewal by a subsequent general meeting of shareholders. Pursuant to such authorization, our board of directors is authorized to acquire and sell our common shares under the conditions set forth in the minutes of such general meeting of shareholders. Such repurchases and sales may be carried out for any purpose authorized by the general meeting of shareholders of our Company.
Capital reduction
Our articles of association provide that our issued share capital may be reduced by a resolution adopted by a two-thirds majority of the votes at a quorate extraordinary general shareholders’ meeting. If the reduction of capital results in the capital being reduced below the legally prescribed minimum, the general meeting of the shareholders must, at the same time, resolve to increase the capital up to the required level.
General meeting of shareholders
Any regularly constituted general meeting of our shareholders represents the entire body of shareholders.
Each of our common shares entitles the holder thereof to attend our general meeting of shareholders, either in person or by proxy, to address the general meeting of shareholders and to exercise voting rights, subject to the provisions of Luxembourg law and our articles of association. Each common share entitles the holder to one vote at a general meeting of shareholders. Our articles of association provide that our board of directors shall adopt as it deems fit all other regulations and rules concerning the attendance to the general meeting.
A general meeting of our shareholders may, at any time, be convened by our board of directors, to be held at such place and on such date as specified in the convening notice of such meeting. Our articles of association and Luxembourg law provide that a general meeting of shareholders must be convened by our board of directors, upon request in writing indicating the agenda, addressed to our board of directors by one or more shareholders representing at least 10.0% of our issued share capital. In such case, a general meeting of shareholders must be convened and must be held within a period of one month from receipt of such request. One or more shareholders holding at least 5.0% of our issued share capital may request the addition of one or more items to the agenda of any general meeting of shareholders and propose resolutions. Such requests must be received at our registered office by registered mail at least 22 days before the date of such meeting.
Our articles of association provide that if our common shares are listed on a stock exchange, all shareholders recorded in any register of our shareholders are entitled to be admitted and vote at the general meeting of shareholders based on the number of shares they hold on a date and time preceding the general meeting of shareholders as the record date for admission to the general meeting of shareholders (the “Record Date”), which the board of directors may determine as specified in the convening notice. Furthermore, any shareholder, holder or depositary, as the case may be, who wishes to attend the general meeting must inform us thereof no later than on the third business day preceding the date of such general meeting, or by any other date which the board of directors may determine and as specified in the convening notice, in a manner to be determined by our board of directors in the notice convening the general meeting of the shareholders. In the case of common shares held through the operator of a securities settlement system or with a depositary, or sub-depositary designated by such depositary, a shareholder wishing to attend a general meeting of shareholders should receive from such operator or depositary a certificate certifying the number of common shares recorded in the relevant account on the Record Date. The certificate should be submitted to us at our registered office no later than three business days prior to the date of such general meeting. In the event that the shareholder votes by means of a proxy, the proxy must be deposited at our registered office at the same time or with any of our agents, duly authorized to receive such proxies. Our board of directors may set a shorter period for the submission of the certificate or the proxy in which case this will be specified in the convening notice.
The convening of, and attendance to, our general meetings is subject to the provisions of the Luxembourg Corporate Law.
General meetings of shareholders shall be convened in accordance with the provisions of our articles of association and the Luxembourg Corporate Law and the requirement of any stock exchange on which our shares are listed. The Luxembourg Corporate Law provides -inter alia- that convening notices for every general meeting shall contain the agenda and shall take the form of announcements filed with the register of commerce and companies, published on the RESA, and published in a Luxembourg newspaper at least 15 days before the meeting. As all our common shares are in registered form we may decide to send the convening notice only by registered mail to the registered address of each shareholder no less than eight days before the meeting. In that case, the legal requirements regarding the publication of the convening notice in the RESA and in a Luxembourg newspaper do not apply.
In the event (i) an extraordinary general meeting of shareholders is convened to vote on an extraordinary resolution (see below under “—Voting rights” for additional information), (ii) no quorum is present at such meeting and (iii) a second meeting is convened, the second meeting will be convened as specified above.
Pursuant to our articles of association, if all shareholders are present or represented at a general meeting of shareholders and state that they have been informed of the agenda of the meeting, the general meeting of shareholders may be held without prior notice.
Our annual general meeting is held on the date set forth in the corresponding convening notice within six months of the end of each financial year at our registered office or such other place as specified in such convening notice.
Voting rights
Each common share entitles the holder thereof to one vote at a general meeting of shareholders.
Luxembourg law distinguishes between ordinary resolutions and extraordinary resolutions.

Extraordinary resolutions relate to proposed amendments to the articles of association and certain other limited matters. All other resolutions are ordinary resolutions.
Ordinary resolutions.   Pursuant to our articles of association and the Luxembourg Corporate Law, ordinary resolutions shall be adopted by a simple majority of votes validly cast on such resolution at a general meeting. Abstentions and nil votes will not be taken into account.
Extraordinary resolutions.   Extraordinary resolutions are required for any of the following matters, among others: (a) an increase or decrease of the authorized share capital or issued share capital, (b) a limitation or exclusion of preemptive rights, (c) approval of a merger (fusion) or de-merger (scission), (d) dissolution, (e) an amendment to our articles of association and (f) a change of nationality. Pursuant to Luxembourg law and our articles of association, for any extraordinary resolutions to be considered at a general meeting, the quorum must generally be at least 50.0% of our issued share capital. Any extraordinary resolution shall generally be adopted at a quorate general meeting upon a two-thirds majority of the votes validly cast on such resolution. In case such quorum is not reached, a second meeting may be convened by our board of directors in which no quorum is required, and which must generally still approve the amendment with two-thirds of the votes validly cast. Abstentions and nil votes will not be taken into account.
Appointment and removal of directors.   Members of our board of directors are elected by ordinary resolution at a general meeting of shareholders. Under our articles of association, all directors are elected for a period of up to four years, provided, however, that our directors shall be elected on a staggered basis. Any director may be removed with or without cause and with or without prior notice by a simple majority vote at any general meeting of shareholders. The articles of association provide that, in case of a vacancy, our board of directors may fill such vacancy on a temporary basis by a person designated by the remaining members of our board of directors until the next general meeting of shareholders, which will resolve on a permanent appointment. The directors shall be eligible for re-election indefinitely.
Neither Luxembourg law nor our articles of association contain any restrictions as to the voting of our common shares by non-Luxembourg residents.
Amendment to articles of association
Shareholder approval requirements.   Luxembourg law requires that an amendment to our articles of association generally be made by extraordinary resolution. The agenda of the general meeting of shareholders must indicate the proposed amendments to the articles of association.
Pursuant to Luxembourg Corporate Law and our articles of association, for an extraordinary resolution to be considered at a general meeting, the quorum must generally be at least 50.0% of our issued share capital. Any extraordinary resolution shall be adopted at a quorate general meeting (save as otherwise required by law) upon a two-thirds majority of the votes validly cast on such resolution. If the quorum of 50.0% is not reached at this meeting, a second general meeting may be convened, in which no quorum is required, and may approve the resolution at a majority of two-third of votes validly cast.
Formalities.   Any resolutions to amend the articles of association or to approve a merger, de-merger, dissolution or change of nationality must be taken before a Luxembourg notary and such amendments must be published in accordance with Luxembourg law.
Merger and division
A merger by absorption whereby one Luxembourg company, after its dissolution without liquidation, transfers to another company all of its assets and liabilities in exchange for the issuance of common shares in the acquiring company to the shareholders of the company being acquired, or a merger effected by transfer of assets to a newly incorporated company, must, in principle, be approved at a general meeting of shareholders by an extraordinary resolution of the Luxembourg company, and the general meeting of shareholders must be held before a Luxembourg notary. Further conditions and formalities under Luxembourg law are to be complied with in this respect.
Liquidation
In the event of our liquidation, dissolution or winding-up, the assets remaining after allowing for the payment of all liabilities will be paid out to the shareholders pro rata according to their respective shareholdings. Generally, the decisions to liquidate, dissolve or wind-up require the passing of an extraordinary resolution at a general meeting of our shareholders, and such meeting must be held before a Luxembourg notary.
Mandatory Bid, Squeeze-Out and Sell-Out Rights
Mandatory bid.   If our common shares are admitted again to trading on a regulated market (within the meaning of Directive 2014/65/EU) within the territory of the European Economic Area (the “Regulated Market”) the provisions of Directive 2004/25/EC on takeover bids shall apply in the context of any takeover in respect of our Company’s common shares.
As the common shares of our Company are currently not admitted to trading on any Regulated Market, the provisions of article 8 of our articles of association are applicable and provide that any person (the “Bidder”) wishing to acquire by any means (including, but not limited to, the conversion of any financial instrument convertible into common shares), directly or indirectly, common shares of our Company (which, when aggregated with his/her/its existing common share holdings, together with any shares held by a person controlling the Bidder, controlled by the Bidder and/or under common control with the Bidder, represent at 33.33% of the share capital of our Company (the “Threshold”), shall have the obligation to propose an unconditional takeover bid to acquire the entirety of the then-outstanding common shares together with any financial instrument convertible into common shares (the “Takeover Bid”)).
The consideration for each common share and financial instrument convertible into common shares payable to each holder thereof shall be the same, shall be payable in cash only, and shall not be lower than the highest of the following prices:
(a)
the highest price per common shares and financial instrument convertible into common shares paid by the Bidder, or on behalf thereof, in relation to any acquisition of common shares and the financial instruments convertible into common shares within the twelve months period immediately preceding the takeover notice, adjusted as a consequence of any division of shares, stock dividend, subdivision or reclassification affecting or related to common shares and/or the financial instruments convertible into common shares; or

(b)
the highest closing sale price, during the sixty-day period immediately preceding the takeover notice, of a common share of our Company as quoted by the NYSE, in each case as adjusted as a consequence of any division of shares, stock dividend, subdivision or reclassification affecting or related to common shares and financial instrument convertible into common shares.

Squeeze-out right and sell-out right.   Even though our common shares are no longer admitted to trading on the Luxembourg Stock Exchange (“LuxSE”), currently we fall under the scope of the Luxembourg law of July 21, 2012 on mandatory squeeze-out and sell-out of securities of companies admitted or having been admitted to trading on a regulated market or which have been subject to a public offer (the “Luxembourg Mandatory Squeeze-Out and Sell-Out Law”), which shall continue to be applicable to our Company for a period of five years from the date on which our request to voluntarily delist our common shares from the Official List of the LuxSE became effective (i.e., on July 31, 2019) provided that no new listing on a Regulated Market will occur between such period. The Luxembourg Mandatory Squeeze-Out and Sell-Out Law provides that, subject to the conditions set forth therein being met, if any individual or legal entity, acting alone or in concert with another, holds a number of shares or other voting securities representing at least 95.0% of our voting share capital and 95.0% of our voting rights: (i) such holder may require the holders of the remaining shares or other voting securities to sell those remaining securities (the “Mandatory Squeeze-Out”); and (ii) the holders of the remaining shares or securities may require such holder to purchase those remaining shares or other voting securities (the “Mandatory Sell-Out”). The Mandatory Squeeze-Out and the Mandatory Sell-Out must be exercised at a fair price according to objective and adequate methods applying to asset disposals. The procedures applicable to the Mandatory Squeeze-Out and the Mandatory Sell-Out are subject to further conditions and must be carried out under the supervision of the Commission de Surveillance du Secteur Financier (the “CSSF”).
No appraisal rights
Neither Luxembourg law nor our articles of association provide for any appraisal rights of dissenting shareholders.
Distributions
Subject to Luxembourg law, if and when a dividend is declared by the general meeting of shareholders or an interim dividend is declared by our board of directors, each common share is entitled to participate equally in such distribution of funds legally available for such purposes. Pursuant to our articles of association, our board of directors may pay interim dividends, subject to Luxembourg law.
Declared and unpaid distributions held by us for the account of the shareholders shall not bear interest. Under Luxembourg law, claims for unpaid distributions will lapse in our favor five years after the date such distribution became due and payable.
Any amount payable with respect to dividends and other distributions declared and payable may be freely transferred out of Luxembourg, except that any specific transfer may be prohibited or limited by anti-money laundering regulations, freezing orders or similar restrictive measures.
Annual accounts
Under Luxembourg law, our board of directors must prepare annual accounts and consolidated accounts. Except for certain cases as provided for by Luxembourg law, our board of directors must also annually prepare management reports on the annual accounts and consolidated accounts. The annual accounts, the consolidated accounts, management reports and auditor’s reports must be available for inspection by shareholders at our registered office and on our website for an uninterrupted period beginning at least eight calendar days prior to the date of the annual ordinary general meeting of shareholders.
The annual accounts and consolidated accounts are audited by an approved statutory auditor (réviseur d’entreprises agréé).
The annual accounts and the consolidated accounts will be filed with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés of Luxembourg) and disseminated as regulated information.
Information rights
Luxembourg law gives shareholders limited rights to inspect certain corporate records prior to the date of the annual ordinary general meeting of shareholders, including the annual accounts with the list of directors and auditors, the consolidated accounts, the notes to the annual accounts and the consolidated accounts, a list of shareholders whose common shares are not fully paid up, the management reports, the auditor’s report and, in case of amendments to the articles of association, the text of the proposed amendments and the draft of the resulting consolidated articles of association.

In addition, any registered shareholder is entitled to receive, upon request, a copy of the annual accounts, the consolidated accounts, the auditor’s reports and the management reports free of charge prior to the date of the annual ordinary general meeting of shareholders.
Board of directors
Globant S.A. is managed by our board of directors which is vested with the broadest powers to take any actions necessary or useful to fulfill our corporate purpose with the exception of actions reserved by law or our articles of association to the general meeting of shareholders. Our articles of association provide that our board of directors must consist of at least seven members and no more than fifteen members. Our board of directors meets as often as company interests require.
A majority of the members of our board of directors present or represented at a board meeting constitutes a quorum, and resolutions are adopted by the simple majority vote of our board members present or represented. In the case of a tie, the chairman of our board shall have the deciding vote. Our board of directors may also make decisions by means of resolutions in writing signed by all directors.
Directors are elected by the general meeting of shareholders, and appointed for a period of up to four years; provided, however, that directors are elected on a staggered basis, with one-third of the directors being elected each year; and provided, further, that such term may be exceeded by a period up to the annual general meeting held following the fourth anniversary of the appointment, and each director will hold office until his or her successor is elected. The general shareholders’ meeting may remove one or more directors at any time, without cause and without prior notice by a resolution passed by simple majority vote. If our board of directors has a vacancy, such vacancy may be filled on a temporary basis by a person designated by the remaining members of our board of directors until the next general meeting of shareholders, which will resolve on a permanent appointment. Any director shall be eligible for re-election indefinitely.
Within the limits provided for by applicable law and our articles of association, our board of directors may delegate to one or more directors or to any one or more persons, who need not be shareholders, acting alone or jointly, the daily management of Globant S.A. and the authority to represent us in connection with such daily management. Our board of directors may also grant special powers to any person(s) acting alone or jointly with others as agent of Globant S.A.
Our board of directors may establish one or more committees, including without limitation, an audit committee, a nominating and corporate governance committee, and a compensation committee, and for which it shall, if one or more of such committees are set up, appoint the members, determine the purpose, powers and authorities as well as the procedures and such other rules as may be applicable thereto. Our board of directors has established an audit committee as well as a compensation committee, and a nominating and corporate governance committee.
No contract or other transaction between us and any other company or firm shall be affected or invalidated by the fact that any one or more of our directors or officers is interested in, or is a director, associate, officer, agent, adviser or employee of such other company or firm. Any director or officer who serves as a director, officer or employee or otherwise of any company or firm with which we shall contract or otherwise engage in business shall not, by reason of such affiliation with such other company or firm only, be prevented from considering and voting or acting upon any matters with respect to such contract or other business.
Any director who has, directly or indirectly, a conflicting interest in a transaction submitted for approval to our board of directors that conflicts with our interest, must inform our board of directors thereof and to cause a record of his or her statement to be included in the minutes of the meeting. Such director may not take part in these deliberations and may not vote on the relevant transaction. At the next general meeting, before any resolution is put to a vote, a special report shall be made on any transactions in which any of the directors may have had an interest that conflicts with our interest.

No shareholding qualification for directors is required.
Any director and other officer, past and present, is entitled to indemnification from us to the fullest extent permitted by law against liability and all expenses reasonably incurred or paid by such director in connection with any claim, action, suit or proceeding in which he or she is involved as a party or otherwise by virtue of his or her being or having been a director. We may purchase and maintain insurance for any director or other officer against any such liability.
No indemnification shall be provided against any liability to us or our shareholders by reason of willful misconduct, bad faith, gross negligence or reckless disregard of the duties of a director or officer. No indemnification will be provided with respect to any matter as to which the director or officer shall have been finally adjudicated to have acted in bad faith and not in our interest, nor will indemnification be provided in the event of a settlement (unless approved by a court or our board of directors).
Registrars and Registers for Our Common Shares
All of our common shares are in registered form only.
We keep a register of common shares at our registered office in Luxembourg. This register is available for inspection by any shareholder. In addition, we may appoint registrars in different jurisdictions who will each maintain a separate register for the registered common shares entered therein. It is possible for our shareholders to elect the entry of their common shares in one of these registers and the transfer thereof at any time from one register to any other, including to the register kept at our registered office. However, our board of directors may restrict such transfers for common shares that are registered, listed, quoted, dealt in or have been placed in certain jurisdictions in compliance with the requirements applicable therein.
Our articles of association provide that the ownership of registered common shares is established by inscription in the relevant register. We may consider the person in whose name the registered common shares are registered in the relevant register as the owner of such registered common shares.
Transfer Agent and Registrar
The transfer agent and registrar for our common shares is American Stock Transfer & Trust Company, LLC, with an address at 6201 15th Avenue Brooklyn, New York, NY 11219.
Our common shares are listed on the NYSE under the symbol “GLOB”.

TAXATION
The following is a summary of the material Luxembourg and U.S. federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of our common shares. This summary is based upon Luxembourg tax laws and U.S. federal income tax laws (including the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury regulations, rulings, judicial decisions and administrative pronouncements), all currently in effect as of the date hereof and all of which are subject to change or changes in wording or administrative or judicial interpretation occurring after the date hereof, possibly with retroactive effect. To the extent that the following discussion relates to matters of Luxembourg tax law, it represents the opinion of Arendt & Medernach, Luxembourg, our Luxembourg counsel, and to the extent that the discussion relates to matters of U.S. federal income tax law, it represents the opinion of DLA Piper LLP (US), our U.S. counsel.
As used herein, the term “U.S. Holder” means a beneficial owner of one or more of our common shares:
a)
that is for U.S. federal income tax purposes one of the following:

i)
an individual citizen or resident of the United States,

ii)
a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof, or

iii)
anestate or trust the income of which is subject to U.S. federal income taxation regardless of its source;

b)
who holds the common shares as capital assets for U.S. federal income tax purposes; and

c)
who owns, directly, indirectly and by attribution, less than 10.0% of the voting power and value of the share capital of Globant.

This summary does not address all of the tax considerations that may apply to holders that are subject to special tax rules, such as U.S. expatriates, insurance companies, tax-exempt organizations, certain financial institutions, persons subject to the alternative minimum tax, dealers and certain traders in securities, persons holding common shares as part of a straddle, hedging, conversion or other integrated transaction, accrual basis taxpayers subject to special tax accounting rules under Section 451(b) of the Code, persons who acquired their common shares pursuant to the exercise of employee shares options or otherwise as compensation, partnerships or other entities classified as partnerships for U.S. federal income tax purposes or persons whose functional currency is not the U.S. dollar. Such holders may be subject to U.S. federal income tax consequences different from those set forth below. This summary does not address the U.S. Medicare tax on net investment income. In addition, this summary does not address all of the Luxembourg tax considerations that may apply to holders that are subject to special tax rules.
If a partnership holds common shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partnership, or partner in a partnership, that holds common shares is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of the common shares.
Potential investors in our common shares should consult their own tax advisors concerning the specific Luxembourg and U.S. federal, state and local tax consequences of the ownership and disposition of our common shares in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.
Luxembourg tax considerations
Introduction
The following is an overview of certain material Luxembourg tax consequences of purchasing, owning and disposing of the common shares issued by us. It does not purport to be a complete analysis of all possible tax situations that may be relevant to a decision to purchase, own or deposit our common shares. It is included herein solely for preliminary information purposes and is not intended to be, nor should it construed to be, legal or tax advice. Prospective purchasers of our common shares should consult their own tax advisers as to the applicable tax consequences of the ownership of our common shares, based on their particular circumstances. The following description of Luxembourg tax law is based upon the Luxembourg law and regulations as in effect and as interpreted by the Luxembourg tax authorities as of the date of this prospectus supplement and is subject to any amendments in law (or in interpretation) later introduced, whether or not on a retroactive basis. Please be aware that the residence concept used under the respective headings below applies for Luxembourg income tax assessment purposes only. Any reference in this section to a tax, duty, levy impost or other charge or withholding of a similar nature refers to Luxembourg tax laws and/or concepts only. Also, please note that a reference to Luxembourg income tax encompasses corporate income tax (impôt sur le revenu des collectivités), municipal business tax (impôt commercial communal), a solidarity surcharge (contribution au fonds pour l’emploi), as well as personal income tax (impôt sur le revenu des personnes physiques). Corporate taxpayers may further be subject to net worth tax (impôt sur la fortune), as well as other duties, levies or taxes. Corporate income tax, municipal business tax, net wealth tax as well as the solidarity surcharge invariably applies to most corporate taxpayers resident of Luxembourg for tax purposes. Individual taxpayers are generally subject to personal income tax and the solidarity surcharge. Under certain circumstances, where an individual taxpayer acts in the course of the management of a professional or business undertaking, municipal business tax may apply as well.
Taxation of our company
Income tax
As we are a fully-taxable Luxembourg company, our net taxable profit is as a rule subject to corporate income tax (“CIT”) and municipal business tax (“MBT”) at ordinary rates in Luxembourg.
The taxable profit as determined for CIT purposes is applicable, with minor adjustments, for MBT purposes. CIT is levied at an effective maximum rate of 18.19% as from 2020 (inclusive of the 7.0% surcharge for the employment fund). MBT is levied at a variable rate according to the municipality in which we are located (6.75% in the City of Luxembourg). The maximum aggregate CIT and MBT rate consequently amounts to 24.94% as from 2020 for companies located in the City of Luxembourg.
Dividends and other payments derived from the participations we hold in our subsidiaries are subject to income taxes, unless the conditions of the participation exemption regime, as described below, are satisfied. A tax credit is generally granted for withholding taxes levied at source within the limit of the tax payable in Luxembourg on such income, whereby any excess withholding tax is not refundable.
Under the participation exemption regime (subject to the relevant anti-abuse rules), dividends derived from shares may be exempt from income tax if  (i) the distributing company is a qualified subsidiary (“Qualified Subsidiary”) and (ii) at the time the dividend is put at the company’s disposal, the company has held or commits itself to hold for an uninterrupted period of at least 12 months shares representing a direct participation in the share capital of the Qualified Subsidiary (i) of at least 10.0% or of   (ii) an acquisition price of at least €1.2 million. A Qualified Subsidiary means (a) a Luxembourg resident fully-taxable company limited by share capital (société de capitaux), (b) a company covered by Article 2 of the Council Directive 2011/96/EU of November 30, 2011 as amended (the “EU Parent-Subsidiary Directive”) or (c) a non-resident company limited by share capital (société de capitaux) liable to a tax corresponding to Luxembourg CIT.
Liquidation proceeds are assimilated to a received dividend and may be exempt under the same conditions. If the conditions of the participation exemption regime are not met, dividends derived by our Company from Qualified Subsidiaries may be exempt for 50.0% of their gross amount if they are received from (i) a Luxembourg resident fully-taxable company limited by share capital, or (ii) a company limited by share capital resident in a State with which the Grand Duchy of Luxembourg has concluded a double tax treaty and liable to a tax corresponding to Luxembourg CIT, or (iii) a company resident in a EU Member State and covered by Article 2 of the EU Parent-Subsidiary Directive.
Capital gains realized by us on shares are subject to CIT and MBT at ordinary rates, unless the conditions of the participation exemption regime, as described below, are satisfied. Under the participation exemption regime (subject to the relevant anti-abuse rules), capital gains realized on shares of a Qualified Subsidiary may be exempt from CIT and MBT at the level of our Company if at the time the capital gain is realized, we have held or commit ourselves to hold for an uninterrupted period of at least 12 months shares representing a direct participation in the share capital of the Qualified Subsidiary (i) of at least 10.0% or of   (ii) an acquisition price of at least €6 million. Taxable gains are defined as being the difference between the price for which shares have been disposed of and the lower of their cost or book value.
Withholding tax
Dividends paid by us to the holders of our common shares are as a rule subject to a 15% withholding tax in Luxembourg, unless a reduced withholding tax rate applies pursuant to an applicable double tax treaty or an exemption pursuant to the application of the participation exemption, and, to the extent withholding tax applies, we are responsible for withholding amounts corresponding to such taxation at its source.
A withholding tax exemption may apply under the participation exemption (subject to the relevant anti-abuse rules) if cumulatively (i) the holder of our shares is an eligible parent (an “Eligible Parent”) and (ii) at the time the income is made available, the holder of our shares has held or commits itself to hold for an uninterrupted period of at least 12 months a direct participation of at least 10.0% of our share capital or a direct participation of an acquisition price of at least €1.2 million (or an equivalent amount in another currency). Holding a participation through an entity treated as tax transparent from a Luxembourg income tax perspective is deemed to be a direct participation in proportion to the net assets held in this entity. An Eligible Parent includes (a) a company covered by Article 2 of the EU Parent-Subsidiary Directive or a Luxembourg permanent establishment thereof, (b) a company resident in a State having a double tax treaty with Luxembourg and subject to a tax corresponding to Luxembourg CIT or a Luxembourg permanent establishment thereof, (c) a company limited by share capital (société de capitaux) or a cooperative society (société coopérative) resident in the European Economic Area other than an EU Member State and liable to a tax corresponding to Luxembourg CIT or a Luxembourg permanent establishment thereof or (d) a Swiss company limited by share capital (société de capitaux) which is effectively subject to corporate income tax in Switzerland without benefiting from an exemption.
No withholding tax is levied on capital gains and liquidation proceeds.
Net wealth tax
We are as a rule subject to Luxembourg net wealth tax (“NWT”) on our net assets as determined for net wealth tax purposes. NWT is levied at the rate of 0.5% on net assets not exceeding EUR 500 million and at the rate of 0.05% on the portion of the net assets exceeding EUR 500 million. Net worth is referred to as the unitary value (valeur unitaire), as determined at 1 January of each year. The unitary value is in principle calculated as the difference between (i) assets estimated at their fair market value (valeur estimée de réalisation), and (ii) liabilities vis-à-vis third parties.
Under the participation exemption regime (subject to the relevant anti-abuse rules), a qualified shareholding held by us in a Qualified Subsidiary is exempt for net wealth tax purposes.
A minimum net wealth tax (“MNWT”) is levied on companies having their statutory seat or central administration in Luxembourg. For entities for which the sum of fixed financial assets, receivables against related companies, transferable securities and cash at bank exceeds 90.0% of their total balance sheet and EUR 350,000, the MNWT is set at EUR 4,815. For all other companies having their statutory seat or central administration in Luxembourg which do not fall within the scope of the EUR 4,815 MNWT, the MNWT ranges from EUR 535 to EUR 32,100, depending on the total balance sheet.
Other taxes
The issuance of our common shares and any other amendment of our articles of association are currently subject to a €75 fixed registration duty. The disposal of our common shares is not subject to a Luxembourg registration tax or stamp duty, unless recorded in a Luxembourg notarial deed or otherwise registered in Luxembourg.
Taxation of the holders of common shares
A holder of our common shares will not become resident, nor be deemed to be resident, in Luxembourg by reason only of the holding and/or disposing of our common shares or the execution, performance or enforcement of his/her rights thereunder.
Income tax
Luxembourg resident holders
Luxembourg individual residents
Dividends and other payments derived from our common shares by resident individual holders of our common shares, who act in the course of the management of either their private wealth or their professional or business activity, are subject to income tax at the ordinary progressive rates. A tax credit may be granted, under certain circumstances, for Luxembourg withholding tax levied. 50.0% of the gross amount of dividends received from our Company by resident individual holders of our common shares are exempt from income tax.
Capital gains realized on the disposal of our common shares by resident individual holders of our common shares, who act in the course of the management of their private wealth, are not subject to income tax, unless said capital gains qualify either as speculative gains or as gains on a substantial participation. Capital gains are deemed to be speculative and are subject to income tax at ordinary rates if our common shares are disposed of within six months after their acquisition or if their disposal precedes their acquisition. Speculative gains are subject to income tax as miscellaneous income at ordinary rates. A participation is deemed to be substantial where a resident individual holder of our common shares holds or has held, either alone or together with his or her spouse or partner and/or minor children, directly or indirectly at any time within the five years preceding the disposal, more than 10.0% of the share capital of the company whose common shares are being disposed of. A holder of our common shares is also deemed to alienate a substantial participation if he acquired free of charge, within the five years preceding the transfer, a participation that was constituting a substantial participation in the hands of the alienator (or the alienators in case of successive transfers free of charge within the same five-year period). Capital gains realized on a substantial participation more than six months after the acquisition thereof are taxed according to the half-global rate method, (i.e. the average rate applicable to the total income is calculated according to progressive income tax rates and half of the average rate is applied to the capital gains realized on the substantial participation). A disposal may include a sale, an exchange, a contribution or any other kind of alienation of the participation.
Capital gains realized on the disposal of our common shares by resident individual holders of our common shares, who act in the course of their professional or business activity, are subject to income tax at ordinary rates. Taxable gains are determined as being the difference between the price for which our common shares have been disposed of and the lower of their cost or book value.

Luxembourg fully-taxable corporate residents
Dividends and other payments derived from our common shares by Luxembourg-resident, fully-taxable companies are subject to income taxes, unless the conditions of the participation exemption regime, as described below, are satisfied. A tax credit may, under certain circumstances, be granted for any Luxembourg withholding tax levied. If the conditions of the participation exemption regime are not met, 50.0% of the gross amount of dividends received by Luxembourg-resident, fully-taxable companies from our common shares are exempt from income tax.
Under the participation exemption regime (subject to the relevant anti-abuse rules), dividends derived from our common shares may be exempt from income tax at the level of the holder of our common shares if cumulatively (i) the holder of our common shares is a Luxembourg-resident, fully-taxable company and (ii) at the time the dividend is put at the holder of our common shares’ disposal, the holder of our common shares has held or commits itself to hold for an uninterrupted period of at least 12 months a qualified shareholding (“Qualified Shareholding”). A Qualified Shareholding means common shares representing a direct participation of at least 10.0% of our share capital or a direct participation in our Company of an acquisition price of at least €1.2 million (or an equivalent amount in another currency). Liquidation proceeds are assimilated to a received dividend and may be exempt under the same conditions. Common shares held through a tax-transparent entity are considered as being a direct participation proportionally to the percentage held in the net assets of the transparent entity.
Capital gains realized by a Luxembourg-resident, fully-taxable company on our common shares are subject to income tax at ordinary rates, unless the conditions of the participation exemption regime (subject to the relevant anti-abuse rules), as described below, are satisfied. Under the participation exemption regime, capital gains realized on our common shares may be exempt from income tax at the level of the holder of our common shares if cumulatively (i) the holder of our common shares is a Luxembourg fully-taxable corporate resident and (ii) at the time the capital gain is realized, the holder of our common shares has held or commits itself to hold for an uninterrupted period of at least 12 months our common shares representing a direct participation in the share capital of our Company of at least 10.0% or a direct participation in our Company of an acquisition price of at least €6 million (or an equivalent amount in another currency). Taxable gains are determined as being the difference between the price for which our common shares have been disposed of and the lower of their cost or book value.
Luxembourg residents benefiting from a special tax regime
Holders of our common shares who are either (i) an undertaking for collective investment governed by the amended law of December 17, 2010, (ii) a specialized investment fund governed by the amended law of February 13, 2007, (iii) a family wealth management company governed by the amended law of May 11, 2007, or (iv) a reserved alternative investment fund treated as a specialized investment fund for Luxembourg tax purposes governed by the law of July 23, 2016, are exempt from income tax in Luxembourg. Dividends derived from and capital gains realized on our common shares are thus not subject to income tax in their hands.
Luxembourg non-resident holders
Non-resident holders of our common shares who have neither a permanent establishment nor a permanent representative in Luxembourg to which or whom our common shares are attributable, are not liable to any Luxembourg income tax on income and gains derived from our common shares except capital gains realized on (i) a substantial participation before the acquisition thereof or within the first six months of the acquisition thereof, or (ii) a substantial participation more than six months after the acquisition thereof by a holder of our common shares who has been a former Luxembourg resident for more than fifteen years and has become a non-resident, at the time of transfer, less than five years ago. A participation is deemed to be substantial where a shareholder holds or has held, either alone or, in case of an individual shareholder, together with his/her spouse or partner and/or minor children, directly or indirectly at any time within the five years preceding the disposal, more than 10.0% of the share capital of the company whose common shares are being disposed of. A shareholder is also deemed to alienate a substantial participation if he acquired free of charge, within the five years preceding the transfer, a participation that was constituting a substantial participation in the hands of the alienator (or the alienators in case of successive transfers free of charge within the same five-year period).
Non-resident holders of our common shares which have a permanent establishment or a permanent representative in Luxembourg to which or whom our common shares are attributable, must include any income received, as well as any gain realized, on the sale, disposal or redemption of our common shares, in their taxable income for Luxembourg tax assessment purposes, unless the conditions of the participation exemption regime, as described below, are satisfied. If the conditions of the participation exemption regime are not fulfilled, 50.0% of the gross amount of dividends received by a Luxembourg permanent establishment or permanent representative may be, however, exempt from income tax. Taxable gains are determined as being the difference between the price for which the common shares have been disposed of and the lower of their cost or book value.
Under the participation exemption regime (subject to the relevant anti-abuse rules), dividends derived from our common shares may be exempt from income tax if cumulatively (i) our common shares are attributable to a qualified permanent establishment (“Qualified Permanent Establishment”) and (ii) at the time the dividend is put at the disposal of the Qualified Permanent Establishment, it has held or commits itself to hold a Qualified Shareholding for an uninterrupted period of at least 12 months. A Qualified Permanent Establishment means (a) a Luxembourg permanent establishment of a company covered by Article 2 of the EU Parent-Subsidiary Directive, (b) a Luxembourg permanent establishment of a company limited by share capital (société de capitaux) resident in a State having a tax treaty with Luxembourg, and (c) a Luxembourg permanent establishment of a company limited by share capital (société de capitaux) or a cooperative society (société coopérative) resident in the European Economic Area other than a EU Member State. Liquidation proceeds are assimilated to a received dividend and may be exempt under the same conditions. Common shares held through a tax transparent entity are considered as being a direct participation proportionally to the percentage held in the net assets of the transparent entity.
Under the participation exemption regime (subject to the relevant anti-abuse rules), capital gains realized on our common shares may be exempt from income tax if  (i) our common shares are attributable to a Qualified Permanent Establishment and (ii) at the time the capital gain is realized, the Qualified Permanent Establishment has held or commits itself to hold, for an uninterrupted period of at least 12 months, our common shares representing a direct participation in our share capital of at least 10.0% or a direct participation in our Company of an acquisition price of at least €6 million (or an equivalent amount in another currency). Taxable gains are determined as being the difference between the price for which our common shares have been disposed of and the lower of their cost or book value.
Net wealth tax
Luxembourg resident holders of our common shares, as well as non-resident holders of our common shares who have a permanent establishment or a permanent representative in Luxembourg to which or whom our common shares are attributable, are subject to Luxembourg net wealth tax on our common shares, except if the holder is (i) a resident or non-resident individual taxpayer, (ii) a securitization company governed by the amended law of March 22, 2004 on securitization, (iii) a company governed by the amended law of June 15, 2004 on venture capital vehicles, (iv) a professional pension institution governed by the amended law of July 13, 2005, (v) a specialized investment fund governed by the amended law of February 13, 2007, (vi) a family wealth management company governed by the amended law of May 11, 2007, (vii) an undertaking for collective investment governed by the amended law of December 17, 2010 or (viii) a reserved alternative investment fund governed by the law of July 23, 2016. However, (i) a securitization company governed by the amended law of March 22, 2004 on securitization, (ii) a company governed by the amended law of June 15, 2004 on venture capital vehicles, (iii) a professional pension institution governed by the amended law of July 13, 2005 and (iv) a reserved alternative investment fund treated as a venture capital vehicle for Luxembourg tax purposes and governed by the law of July 23, 2016, remain subject to minimum net wealth tax.

Under the participation exemption (subject to the relevant anti-abuse rules), a Qualified Shareholding held in our Company by an Eligible Parent or attributable to a Qualified Permanent Establishment may be exempt. The net wealth tax exemption for a Qualified Shareholding does not require the completion of the 12-month holding period.
Other taxes
Under Luxembourg tax law, where an individual holder of our common shares is a resident of Luxembourg for inheritance tax purposes at the time of his or her death, our common shares are included in his or her taxable basis for inheritance tax purposes. On the contrary, no inheritance tax is levied on the transfer of our common shares upon the death of an individual holder in cases where the deceased was not a resident of Luxembourg for inheritance purposes.
Gift tax may be due on a gift or donation of our common shares, if the gift is recorded in a Luxembourg notarial deed or otherwise registered in Luxembourg.
U.S. federal Income Tax Considerations
Taxation of dividends
Distributions received by a U.S. Holder on common shares, including the amount of any Luxembourg taxes withheld, other than certain pro rata distributions of common shares to all shareholders, will constitute foreign source dividend income to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that such distributions (including any Luxembourg taxes withheld) will be reported to U.S. Holders as dividends. Although it is our intention, if we pay any dividends, to pay such dividends in U.S. dollars, if dividends are paid in euros, the amount of the dividend a U.S. Holder will be required to include in income will equal the U.S. dollar value of the euro, calculated by reference to the exchange rate in effect on the date the payment is received by the U.S. Holder, regardless of whether the payment is converted into U.S. dollars on the date of receipt. If the dividend is converted to U.S. dollars on the date of receipt, a U.S. holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of its receipt. If a U.S. Holder realizes gain or loss on a sale or other disposition of euros, it will be U.S. source ordinary income or loss. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Subject to applicable limitations, dividends received by certain non-corporate U.S. Holders of common shares generally will be taxable at the reduced rate that otherwise applies to long-term capital gains. Non-corporate U.S. Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate. Certain pro rata distributions of ordinary shares to all shareholders are not generally subject to U.S. federal income tax.
Luxembourg income taxes withheld from dividends on common shares (at a rate not exceeding the applicable rate under the U.S.-Luxembourg income tax treaty (the “Treaty”), assuming the U.S. Holder is eligible for the benefits of the Treaty) will be creditable against a U.S. Holder’s U.S. federal income tax liability, subject to applicable restrictions and limitations that may vary depending upon the U.S. Holder’s circumstances. Instead of claiming a credit, a U.S. Holder may elect to deduct foreign taxes (including any Luxembourg withholding taxes) in computing its taxable income, subject to generally applicable limitations. An election to deduct foreign taxes (instead of claiming foreign tax credits) applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States. The rules governing foreign tax credits are complex. Therefore, U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.
Taxation Upon Sale or Other Disposition of Common Shares
A U.S. Holder will recognize U.S. source capital gain or loss on the sale or other disposition of common shares, which will be long-term capital gain or loss if the U.S. Holder has held such common shares for more than one year. The amount of the U.S. Holder’s gain or loss will be equal to the difference between such U.S. Holder’s tax basis in the common shares sold or otherwise disposed of and the amount realized on the sale or other disposition. Net long-term capital gains recognized by certain non-corporate U.S. Holders will be taxed at the reduced rate applicable to long-term capital gains.
Passive Foreign Investment Company Rules
We believe that we will not be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for this current taxable year and do not expect to become one in the foreseeable future. However, because PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25.0% owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. Because, for U.S. federal income tax purposes, we have valued our goodwill based on the market value of our equity, a decrease in the price of our common shares may also result in us becoming a PFIC. If we were treated as a PFIC for any taxable year during which a U.S. Holder held common shares, certain adverse tax consequences could apply to the U.S. Holder.
If we were treated as a PFIC for any taxable year during which a U.S. Holder held common shares, gain recognized by a U.S. Holder on a sale or other disposition of common shares would be allocated ratably over the U.S. Holder’s holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the resulting tax liability. The same treatment would apply to any distribution in respect of common shares to the extent it exceeds 125.0% of the average of the annual distributions on common shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the common shares.
In addition, if we were treated as a PFIC in a taxable year in which we pay a dividend or in the prior taxable year, the reduced rate discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.
Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless the U.S. Holder is a corporation or other exempt recipient or, in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.
The foregoing is a summary of some of the important tax rules and considerations affecting U.S. Holders and does not purport to be a complete analysis of all relevant tax rules and considerations, nor does it purport to be a complete listing of all potential tax risks inherent in purchasing or holding common shares of our Company. Prospective investors are urged to consult their own tax advisers to fully understand the federal, state and local, and foreign income tax consequences of an investment in the common shares of our Company.

UNDERWRITING
We are offering the common shares described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC are acting as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of common shares indicated in the following table.
Underwriters	Number of Common Shares
J.P. Morgan Securities LLC	761,223
Goldman Sachs & Co. LLC	700,000
Citigroup Global Markets Inc.	395,102
BBVA Securities Inc.	28,735
BNP Paribas Securities Corp.	28,735
BofA Securities, Inc.	28,735
Morgan Stanley & Co. LLC	28,735
Santander Investment Securities, Inc.	28,735
Total	2,000,000
The underwriters are committed to purchase all of the common shares offered by us if they purchase any common shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.
The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of  $2.22750 per share. After the initial offering of the common shares to the public, if all of the common shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.
The underwriters have an option to buy up to 300,000 additional common shares from us to cover sales of common shares by the underwriters which exceed the number of common shares specified in the table above. The underwriters have 30 days from the date of this prospectus supplement to exercise this option to purchase additional common shares. If any common shares are purchased pursuant to this option, the underwriters will purchase common shares in approximately the same proportion as shown in the table above. If any additional common shares are purchased, the underwriters will offer the additional common shares on the same terms as those on which the common shares are being offered.
The underwriting fee is equal to the public offering price per common share less the amount paid by the underwriters to us per common share. The underwriting fee is $3.88125 per common share. The following table shows the per common share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional common shares.
	No Exercise	Full Exercise
Per common share	$3.88125	$3.88125
Total	$7,762,500	$8,926,875
We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $582,000.

A prospectus supplement in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of common shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.
We and our directors and members of our senior management have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our common shares or securities convertible into or exchangeable for our common shares during the period from the date of this prospectus supplement continuing through the date that is 90 days, in our case, and 60 days, in the case of our directors and members of our senior management, after the date of this prospectus supplement, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans or to the common shares to be sold hereunder.
In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling common shares in the open market for the purpose of preventing or retarding a decline in the market price of the common shares while this offering is in progress. These stabilizing transactions may include making short sales of common shares, which involves the sale by the underwriters of a greater number of common shares than they are required to purchase in this offering, and purchasing common shares on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional common shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional common shares, in whole or in part, or by purchasing common shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase common shares through the option to purchase additional common shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase common shares in the open market to cover the position. The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased common shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of or common shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common shares. As a result, the price of the common shares may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on NYSE, in the over-the-counter market or otherwise.
We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the common shares offered by this prospectus supplement in any jurisdiction where action for that purpose is required. The common shares offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such common shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus supplement in any jurisdiction in which such an offer or a solicitation is unlawful.
European economic area
In relation to each Member State of the European Economic Area subject to the Prospectus Regulation (each, a “Relevant Member State”) an offer to the public of our common shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our common shares may be made at any time under the following exemptions under the Prospectus Regulation:
•
to any legal entity which is a “qualified investor” as defined in the Prospectus Regulation;

•
to fewer than 150 natural or legal persons (other than “qualified investors” as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•
in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of our common shares shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation.
We, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representation, warranty and agreement.
For the purposes of this provision, the expression an “offer to public” in relation to our common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common shares to be offered so as to enable an investor to decide to purchase or subscribe for our common shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
United Kingdom
In the United Kingdom, this prospectus supplement is only addressed to and directed as qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus supplement relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or relay on this prospectus supplement or any of its contents.
In the United Kingdom, this prospectus supplement and any other material in relation to the common shares described herein are being distributed only to, and are directed only at, persons who are “qualified investors “ (as defined in the Prospectus Regulation ) who are (i) persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order, or (iii) persons to whom it would otherwise be lawful to distribute them, all such persons together being referred to as “Relevant Persons.” In the United Kingdom, the common shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common shares will be engaged in only with, Relevant Persons. This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by any recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this prospectus supplement or its contents.
Canada
The common shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of common shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
The common shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder, or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the common shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.
Singapore
Each underwriter has acknowledged that this prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any common shares or caused the common shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any common shares or cause the common shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus supplement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common shares, whether directly or indirectly, to any person in Singapore other than:
(a)
to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;

(b)
to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA and in accordance with the conditions specified in Section 275 of the SFA; or

(c)
otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the common are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the common shares pursuant to an offer made under Section 275 of the SFA except:
(i)
to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 276(4)(i)(B) of the SFA;

(ii)
where no consideration is or will be given for the transfer;

(iii)
where the transfer is by operation of law;

(iv)
as specified in Section 276(7) of the SFA; or

(v)
as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Chile
These common shares are privately offered in Chile pursuant to the provisions of Law 18,045, the Securities Market Law of Chile, and Norma de Carácter General No. 336 (“Rule 336”), dated June 27, 2012, issued by the Superintendencia de Valores y Seguros de Chile (“SVS”), the securities regulator of Chile, to resident qualified investors that are listed in Rule 336 and further defined in Rule 216 of June 12, 2008 issued by the SVS.
Pursuant to Rule 336 the following information is provided in Chile to prospective resident investors in the offered securities:
1.
The initiation of the offer in Chile is June 3, 2020.

2.
The offer is subject to NCG 336 of June 27, 2012 issued by the Superintendencia de Valores y Seguros de Chile (Superintendency of Securities and Insurance of Chile).

3.
The offer refers to securities that are not registered in the Registro de Valores (Securities Registry) or the Registro de Valores Extranjeros (Foreign Securities Registry) of the SVS and therefore:

(a)
The securities are not subject to the oversight of the SVS; and

(b)
There issuer thereof is not subject to reporting obligations with respect to itself or the offered securities.

4.
The securities may not be publicly offered in Chile unless and until they are registered in the securities registry of the SVS.

Información a los inversionistas residentes en Chile
Los valores objeto de esta oferta se ofrecen privadamente en Chile de conformidad con las disposiciones de la Ley n° 18.045 de Mercado de Valores, y la Norma de Carácter General n° 336 de 27 de Junio de 2012 (“NCG 336”) emitida por la Superintendencia de Valores y Seguros de Chile, a los “inversionistas calificados” que enumera la NCG 336 y que se definen en la Norma de Carácter General n° 216 de 12 de Junio de 2008 emitida por la misma superintendencia. En cumplimiento de la NCG 336, la siguiente información se proporciona a los potenciales inversionistas residentes en Chile:
1.
La oferta de estos valores en Chile comienza el día 3 de Junio de 2020.

2.
La oferta se encuentra acogida a la NCG 336 de fecha 27 de Junio de 2012 emitida por la Superintendencia de Valores y Seguros.

3.
La oferta versa sobre valores que no se encuentran inscritos en el Registro de Valores ni en el Registro de Valores Extranjeros que lleva la Superintendencia de Valores y Seguros, por lo que:

(a)
Los valores no están sujetos a la fiscalización de esa superintendencia; y

(b)
El emisor de los valores no está sujeto a la obligación de entregar información pública sobre los valores ofrecidos ni su emisor.

4.
Los valores privadamente ofrecidos no podrán ser objeto de oferta pública en Chile mientras no sean inscritos en el registro de valores correspondiente.

Brazil
The offer and sale of the common shares will not be carried out by any means that would constitute a public offering in Brazil under Law No. 6,385, of December 7, 1976, as amended, and under CVM Rule (Instrução) No. 400, of December 29, 2003, as amended. The offer and sale of the common shares has not been and will not be registered with the Comissão de Valores Mobiliários in Brazil. Any representation to the contrary is untruthful and unlawful. Any public offering or distribution, as defined under Brazilian laws and regulations, in Brazil is not legal without such prior registration. Documents relating to the offering of the common shares, as well as information contained therein, may not be supplied to the public in Brazil, as the offering of common shares is not a public offering of securities in Brazil, nor may they be used in connection with any offer for sale of the common shares to the public in Brazil.
Any offer of the common shares is addressed to the addressee personally, upon such addressee’s request and for its sole benefit, and is not to be transmitted to anyone else, to be relied upon by anyone else or for any other purpose either quoted or referred to in any other public or private document or to be filed with anyone without the international underwriters’ prior, express and written consent.
United Arab Emirates
The common shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus supplement does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus supplement has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Japan
The common shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the common shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.
Argentina
The common shares are not authorized for public offering in Argentina and they may not be sold publicly under the Argentine Capital Markets Law No. 26,831, as amended. Therefore, any such transaction must be made privately.

LEGAL MATTERS
Arendt & Medernach S.A., Luxembourg will pass upon the validity of the common shares offered by this prospectus supplement for us with respect to the laws of the Grand Duchy of Luxembourg. Certain matters under U.S. federal and New York state law will be passed upon for us by DLA Piper LLP (US), New York, New York, our United States counsel. Certain matters with respect to U.S. federal and New York state law will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York. Certain matters with respect to the laws of the Grand Duchy of Luxembourg will be passed upon for the underwriters by Elvinger Hoss Prussen, société anonyme, Luxembourg.
EXPERTS
The consolidated financial statements as of December 31, 2019 and 2018, and for each of the three years in the period ended December 31, 2019, in Globant S.A.’s annual report on Form 20-F for the year ended December 31, 2019 incorporated by reference in this prospectus supplement, and the effectiveness of Globant S.A.’s internal control over financial reporting have been audited by Deloitte & Co. S.A., an independent registered public accounting firm, as stated in their report, which is incorporated by reference herein. Such consolidated financial statements have been so included and incorporated in reliance upon the report of such Firm given upon their authority as experts in accounting and auditing.

PROSPECTUS
Globant S.A.
Common Shares
This prospectus relates to the sale of our common shares (the “common shares”) by us or certain of our existing shareholders (the “selling shareholders”).
We or any selling shareholders may offer and sell or otherwise dispose of the common shares described in this prospectus from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. See “Plan of Distribution” for more information about how we or any selling shareholders may sell or dispose of our common shares.
This prospectus may not be used to offer to sell any of our common shares unless accompanied by a prospectus supplement. The prospectus supplement or a free writing prospectus may add, update or change information contained in this prospectus.
Our common shares are listed on the New York Stock Exchange (“NYSE”) under the symbol “GLOB.” Our common shares are also listed on the official list of the Luxembourg Stock Exchange (“LuxSE”) and admitted to trading on the regulated market of the LuxSE. The common shares bear the International Securities Identification Number LU0974299876.
You should carefully read this prospectus and any applicable prospectus supplement or free writing prospectus, together with any documents we incorporate by reference, before you invest in our common shares.

Investing in our common shares involves risks. See “Risk Factors” in our most recent Annual Report on Form 20-F, which is incorporated by reference herein, as well as any other documents we incorporate by reference and, if any, in the relevant prospectus supplement to read about factors you should consider before buying our common shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or the accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated June 20, 2018.

i

ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement on Form F-3 that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, we or any selling shareholders may, from time to time, sell our common shares in one or more offerings. This prospectus provides you with a general description of our common shares that we or any selling shareholders may offer. This prospectus may be supplemented from time to time by one or more prospectus supplements. The prospectus supplement may add, update or change information contained in, or incorporated by reference into, this prospectus.
We are responsible for the information contained in or incorporated by reference into this prospectus, any prospectus supplement or any free writing prospectus prepared by or on behalf of us. Neither we nor the selling shareholders have authorized anyone to provide you with additional or different information. We and the selling shareholders take no responsibility for, and can provide no assurances as to the reliability of, additional, different or inconsistent information that others may give you. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, our common shares are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. You should assume the information appearing in this prospectus is accurate only as of the respective dates of such information. Our business, financial condition, results of operations and prospects may have changed since those dates.
The registration statement, of which this prospectus is a part, contains more information than this prospectus regarding us and the matters discussed in this prospectus, including exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the SEC’s website or at the SEC’s offices as described below under the heading “Where You Can Find Additional Information.” Statements in this prospectus and any applicable prospectus supplement concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings. You should review the complete document to evaluate these statements. You should read this prospectus and any applicable prospectus supplement, together with the additional information described under the heading “Where You Can Find More Information,” before making your investment decision.
Except where the context requires otherwise, references in this prospectus to “Globant,” our “Company,” “we,” “us,” and “our” are to Globant S.A., together with its consolidated subsidiaries.

MARKET AND INDUSTRY DATA
This prospectus and any accompanying prospectus supplement, and any document incorporated by reference into this prospectus and any accompanying prospectus supplement, may include industry, market and competitive position data and forecasts that are based on industry publications and studies conducted by independent third parties. The industry publications and third-party studies generally state that the information that they contain has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Although we believe that the market position, market opportunity and market size information included in this prospectus and any accompanying prospectus supplement, as well as the documents incorporated by reference into this prospectus and any accompanying prospectus supplement, is generally reliable, we have not verified the data, which is inherently imprecise. The forward-looking statements included in this prospectus and any accompanying prospectus supplement, as well as the documents incorporated by reference into this prospectus and any accompanying prospectus supplement, related to industry, market and competitive data position may be materially different than actual results.

PROSPECTUS SUMMARY
This summary highlights some of the information contained in, or incorporated by reference into, this prospectus. This summary may not contain all of the information that may be important to you. For a more complete understanding of our business and this offering, we encourage you to read this entire prospectus, including the documents incorporated by reference herein, the more detailed information regarding our Company and our common shares being sold in this offering, as well as our consolidated financial statements and the related notes incorporated by reference into this prospectus, before deciding to invest in our common shares. Some of the statements in this prospectus constitute forward-looking statements. See “Cautionary Statement Concerning Forward-Looking Statements.”
We are a digitally native technology services company. We leverage the latest technologies in the digital and cognitive fields to empower organizations. We want to help our clients emotionally connect with consumers and employees. We are the place where engineering, design, and innovation meet scale.
For a description of our business, financial condition, results of operations and other important information regarding us, we refer you to our filings with the SEC incorporated by reference to this prospectus. For instructions on how to find copies of these documents, see “Where You Can Find More Information.”
We were incorporated in 2012 as a sociéte anonyme under the laws of the Grand Duchy of Luxembourg. Our registered office is located at 37A Avenue J.F. Kennedy, L-1855, Luxembourg. Our telephone number at that address is + 352 20 30 15 96. Our corporate website address is www.globant.com. Information on our website is deemed not to be a part of this prospectus and is not incorporated herein. Our common shares began trading on the NYSE under the symbol “GLOB” in connection with our initial public offering on July 18, 2014. Our common shares were listed on the LuxSE and began trading on the regulated market of the LuxSE on August 11, 2016. Our common shares bear the International Securities Identification Number LU0974299876.

RISK FACTORS
Investment in our common shares involves risks. Before making an investment decision, you should carefully consider the risks described under “Risk Factors” in our most recent Annual Report on Form 20-F, or any updates in our reports on Form 6-K, together with all of the other information appearing in, or incorporated by reference into, this prospectus and any applicable prospectus supplement. The risks so described are not the only risks facing our Company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. The occurrence of any of these risks might cause you to lose all or part of your investment in our common shares.

WHERE YOU CAN FIND MORE INFORMATION
We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to “foreign private issuers” (as such term is defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”)), and we fulfill our obligations with respect to these requirements by filing or furnishing reports with the SEC. Our filings with the SEC are available to the public on the SEC’s website at www.sec.gov. Those filings are also available to the public on, or accessible through, our corporate website at www.globant.com. The information contained on or accessible through our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part. You may also read and copy, at SEC prescribed rates, any document we file with the SEC, including the registration statement (and its exhibits) of which this prospectus is a part, at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington D.C. 20549. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room.
The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and later information that we file with the SEC will automatically update and supersede the information included in this prospectus and the documents listed below. We incorporate by reference the documents listed below:
•
Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on April 13, 2018;

•
Reports on Form 6-K filed with the SEC on May 18, 2018 and June 20, 2018;

•
the description of our common shares contained in our Registration Statement on Form 8-A filed on July 11, 2014, including all amendments and reports filed for the purpose of updating such description (the description of our common shares is superseded by the section entitled “Description of Capital Stock” in this prospectus); and

•
with respect to each offering of securities under this prospectus, all subsequent reports that we file with the SEC under section 13(a), 13(c) or 15(d) of the Exchange Act and, to the extent, if any, we designate therein, reports on Form 6-K we furnish to the SEC after the date of this prospectus and prior to the termination of any offering contemplated in this prospectus.

We will provide without charge, a copy of any and all of the documents referred to herein, to each person who makes a written or oral request, by writing or calling us at the following address or telephone number:
37A Avenue J.F. Kennedy
L-1855, Luxembourg
Attn: Patricio Pablo Rojo
Tel: + 352 20 30 15 96

USE OF PROCEEDS
In the case of a sale of our common shares by us, the use of proceeds will be specified in the applicable prospectus supplement. In the case of a sale of our common shares by any selling shareholder, we will not receive any of the proceeds from such sale.

SELLING SHAREHOLDERS
Information about the selling shareholders will be set forth in a prospectus supplement, in a post-effective amendment to the registration statement of which this prospectus forms a part or in filings we make with the SEC under the Exchange Act, that are incorporated by reference herein.

DESCRIPTION OF CAPITAL STOCK
The following is a summary of some of the terms of our common shares, based on our articles of association.
The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of our articles of association, the form of which has been filed as an exhibit to our Annual Report on Form 20-F, which is incorporated herein by reference, and applicable Luxembourg law, including the Luxembourg law of August 10, 1915 on commercial companies as amended from time to time (loi du 10 août 1915 sur les sociétés commerciales telle que modifiée, the “Luxembourg Corporate Law”). You may obtain copies of our articles of association as described under “Where You Can Find More Information” in this prospectus.
General
We are a Luxembourg joint stock company (société anonyme) and our legal name is “Globant S.A.” We were incorporated on December 10, 2012.
We are registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés de Luxembourg) under number B 173 727 and have our registered office at 37A Avenue J. F. Kennedy, L-1855, Luxembourg, Grand Duchy of Luxembourg.
Share Capital
As of June 12, 2018, our issued share capital was $43,071,370.80, represented by 35,892,809 common shares with a nominal value of $1.20 each, of which 138,152 are treasury shares held by us.
As of June 12, 2018, we had an authorized share capital, excluding the issued share capital, of $7,808,433.60 consisting of 6,507,028 common shares with a nominal value of $1.20 each.
Our shareholders’ meeting has authorized our board of directors to issue common shares within the limits of the authorized share capital at such time and such terms as our board of directors may decide during a period ending on the fifth anniversary of the date of publication in the Recueil Electronique des Sociétés et Associations (“RESA”) of the minutes of the extraordinary general meeting of shareholders held on May 8, 2017, which publication occurred on May 19, 2017 and which period ends on May 19, 2022, and may be renewed. Accordingly, our board of directors may issue up to 6,507,028 common shares until such date. We currently intend to seek renewals and/or extensions as required from time to time.
Our authorized share capital is determined by our articles of association, as amended from time to time, and may be increased or reduced by amending the articles of association by approval of the requisite two-thirds majority of the votes at a quorate extraordinary general shareholders’ meeting. Under Luxembourg law, our shareholders have no obligation to provide further capital to us.
Under Luxembourg law, our shareholders benefit from a pre-emptive subscription right on the issuance of common shares for cash consideration. However, our shareholders have, in accordance with Luxembourg law, authorized our board of directors to waive, suppress or limit, any pre-emptive subscription rights of shareholders provided by law to the extent our board of directors deems such waiver, suppression or limitation advisable for any issue or issues of common shares within the scope of our authorized share capital. Such common shares may be issued above, at or below market value as well as above, at or below nominal value by way of incorporation of available reserves (including premium).
Form and Transfer of Common Shares
Our common shares are issued in registered form only and are freely transferable under Luxembourg law and our articles of association. Luxembourg law does not impose any limitations on the rights of Luxembourg or non-Luxembourg residents to hold or vote our common shares.
Under Luxembourg law, the ownership of registered shares is established by the inscription of the name of the shareholder and the number of shares held by him or her in the shareholder register. Transfers of common shares not deposited into securities accounts are effective towards us and third parties either through the recording of a declaration of transfer into the shareholders’ register, signed and dated by the transferor and the transferee or their representatives or by us, upon notification of the transfer to, or upon the acceptance of the transfer by, us. Should the transfer of common shares not be recorded accordingly, the shareholder is entitled to enforce his or her rights by initiating the relevant proceedings before the competent courts of Luxembourg.
In addition, our articles of association provide that our common shares may be held through a securities settlement system or a professional depositary of securities. The depositor of common shares held in such manner has the same rights and obligations as if such depositor held the common shares directly. Common shares held through a securities settlement system or a professional depositary of securities may be transferred from one account to another in accordance with customary procedures for the transfer of securities in book-entry form. However, we will make dividend payments (if any) and any other payments in cash, common shares or other securities (if any) only to the securities settlement system or the depositary recorded in the shareholders’ register or in accordance with its instructions.
Issuance of Common Shares
Pursuant to Luxembourg Corporate Law, the issuance of common shares requires the amendment of our articles of association by the approval of two-thirds of the votes at a quorate extraordinary general shareholders’ meeting; provided, however, that the general meeting may approve an authorized share capital and authorize our board of directors to issue common shares up to the maximum amount of such authorized unissued share capital for a five year period beginning either on the date of the relevant general meeting or the date of publication in the RESA of the minutes of the relevant general meeting approving such authorization. The general meeting may amend or renew such authorized share capital and such authorization of our board of directors to issue common shares.
As of June 12, 2018, we had an authorized share capital, excluding the issued share capital, of $7,808,433.60 and our board of directors was authorized to issue up to 6,507,028 common shares (subject to stock splits, consolidation of common shares or like transactions) with a nominal value of $1.20 per common share.
Our articles of association provide that no fractional shares shall be issued or exist.
Pre-emptive Rights
Unless limited, waived or cancelled by our board of directors in the context of the authorized share capital or pursuant to a decision of an extraordinary general meeting of shareholders pursuant to the provisions of the articles of association relating to amendments thereof, holders of our common shares have a pro rata pre-emptive right to subscribe for any new common shares issued for cash consideration. Our articles of association provide that pre-emptive rights can be waived, suppressed or limited by our board of directors for a period ending on the fifth anniversary of the date of publication in the RESA of the minutes of the extraordinary general meeting of shareholders held on May 8, 2017, which publication occurred on May 19, 2017 and which period ends on May 19, 2022, in the event of an increase of the issued share capital by our board of directors within the limits of the authorized share capital.
Repurchase of Common Shares
We cannot subscribe for our own common shares. We may, however, repurchase issued common shares or have another person repurchase issued common shares for our account, subject to the following conditions:
•
the repurchase complies with the principle of equal treatment of all shareholders, except in the event such repurchase was the result of the unanimous decision of a general meeting at which all shareholders were present or represented (in addition, listed companies may repurchase their own shares on the stock exchange without an offer to repurchase having to be made to the shareholders);

•
prior authorization by a simple majority vote at an ordinary general meeting of shareholders is granted, which authorization sets forth the terms and conditions of the proposed repurchase,

including the maximum number of common shares to be repurchased, the duration of the period for which the authorization is given (which may not exceed five years) and, in the case of a repurchase for consideration, the minimum and maximum consideration per common share;
•
the repurchase does not reduce our net assets (on a non-consolidated basis) to a level below the aggregate of the issued share capital and the reserves that we must maintain pursuant to Luxembourg law or our articles of association; and

•
only fully paid-up common shares are repurchased.

No prior authorization by our shareholders is required for us to repurchase our own common shares if:
•
we are in imminent and severe danger, in which case our board of directors must inform the general meeting of shareholders held subsequent to the repurchase of common shares of the reasons for, and aim of such repurchase, the number and nominal value of the common shares repurchased, the fraction of the share capital such repurchased common shares represented and the consideration paid for such shares; or

•
the common shares are repurchased by us or by a person acting for our account in view of a distribution of the common shares to our employees.

On June 18, 2014, the general meeting of shareholders according to the conditions set forth in article 49-2 of Luxembourg Corporate Law granted our board of directors the authorization to repurchase up to a maximum number of shares representing 20% of the issued share capital immediately after the closing of our initial public offering for a net purchase price being (i) no less than 50% of the lowest stock price and (ii) no more than 50% above the highest stock price, in each case being the closing price, as reported by the New York City edition of the Wall Street Journal, or, if not reported therein, any other authoritative sources to be selected by our board of directors, over the ten trading days preceding the date of the purchase (or the date of the commitment to the transaction). The authorization is valid for a period ending five years from the date of the general meeting or the date of its renewal by a subsequent general meeting of shareholders. Pursuant to such authorization, our board of directors is authorized to acquire and sell our common shares under the conditions set forth in the minutes of such general meeting of shareholders. Such purchases and sales may be carried out for any purpose authorized by the general meeting of Globant S.A.
Capital Reduction
Our articles of association provide that our issued share capital may be reduced by a resolution adopted by a two-thirds majority of the votes at a quorate extraordinary general shareholders’ meeting. If the reduction of capital results in the capital being reduced below the legally prescribed minimum, the general meeting of the shareholders must, at the same time, resolve to increase the capital up to the required level.
General Meeting of Shareholders
Any regularly constituted general meeting of our shareholders represents the entire body of shareholders.
Each of our common shares entitles the holder thereof to attend our general meeting of shareholders, either in person or by proxy, to address the general meeting of shareholders and to exercise voting rights, subject to the provisions of Luxembourg law and our articles of association. Each common share entitles the holder to one vote at a general meeting of shareholders. Our articles of association provide that our board of directors shall adopt as it deems fit all other regulations and rules concerning the attendance to the general meeting.
A general meeting of our shareholders may, at any time, be convened by our board of directors, to be held at such place and on such date as specified in the convening notice of such meeting. Our articles of association and Luxembourg law provide that a general meeting of shareholders must be convened by our board of directors, upon request in writing indicating the agenda, addressed to our board of directors by one or more shareholders representing at least 10% of our issued share capital. In such case, a general meeting of shareholders must be convened and must be held within a period of one month from receipt of such request. One or more shareholders holding at least 5% of our issued share capital may request the addition of one or more items to the agenda of any general meeting of shareholders and propose resolutions. Such requests must be received at our registered office by registered mail at least 22 days before the date of such meeting.
Our articles of association provide that if our common shares are listed on a stock exchange, all shareholders recorded in any register of our shareholders are entitled to be admitted and vote at the general meeting of shareholders based on the number of shares they hold on a date and time preceding the general meeting of shareholders as the record date for admission to the general meeting of shareholders (the “Record Date”), which the board of directors may determine as specified in the convening notice, subject to the law of May 24, 2011 on the exercise of certain rights of shareholders of listed companies (the “Shareholder Rights Law”). Furthermore, any shareholder, holder or depositary, as the case may be, who wishes to attend the general meeting must inform us thereof no later than on the fourteenth day preceding the date of such general meeting, or by any other date which the board of directors may determine and as specified in the convening notice, in a manner to be determined by our board of directors in the notice convening the general meeting of the shareholders. In the case of common shares held through the operator of a securities settlement system or with a depositary, or sub-depositary designated by such depositary, a shareholder wishing to attend a general meeting of shareholders should receive from such operator or depositary a certificate certifying the number of common shares recorded in the relevant account on the Record Date. The certificate should be submitted to us at our registered office no later than three business days prior to the date of such general meeting. In the event that the shareholder votes by means of a proxy, the proxy must be deposited at our registered office at the same time or with any of our agents duly authorized to receive such proxies. Our board of directors may set a shorter period for the submission of the certificate or the proxy in which case this will be specified in the convening notice.
The convening of, and attendance to, our general meetings is subject to the provisions of the Shareholder Rights Law.
General meetings of shareholders shall be convened in accordance with the provisions of our articles of association and the 1915 Luxembourg Companies Act, the Shareholder Rights Law and the requirements of any stock exchange on which our shares are listed. The Shareholder Rights Law provides inter alia that convening notices for any general meeting shall contain the agenda of the meeting and shall take the form of announcements published in the RESA, in a Luxembourg newspaper and in the media, in a manner which ensures effective dissemination of information to the public throughout the European Economic Area (“EEA”) and which ensures prompt access to such information on a non-discriminatory basis. Notices by mail shall also be sent at least 30 days before the meeting to registered shareholders; provided that no proof of compliance with this requirement is necessary. Where all the common shares are in registered form, the convening notices may be made only by registered letters.
In the event (i) an extraordinary general meeting of shareholders is convened to vote on an extraordinary resolution (see below under “— Voting Rights” for additional information), (ii) such meeting is not quorate and (iii) a second meeting is convened, the second meeting will be convened by means of announcements published in the RESA, in a Luxembourg newspaper and in the media, in a manner which ensures effective dissemination of information to the public throughout the EEA and which ensures prompt access to such information on a non-discriminatory basis, at least 17 days prior to the meeting if the agenda has not been modified or at least 30 days if the agenda has been modified.
Pursuant to our articles of association, if all shareholders are present or represented at a general meeting of shareholders and state that they have been informed of the agenda of the meeting, the general meeting of shareholders may be held without prior notice.
Our annual general meeting is held on the date set forth in the corresponding convening notice within six months of the end of each financial year at our registered office or such other place as specified in such convening notice.

Voting Rights
Each share entitles the holder thereof to one vote at a general meeting of shareholders.
Luxembourg law distinguishes between ordinary resolutions and extraordinary resolutions. Extraordinary resolutions relate to proposed amendments to the articles of association and certain other limited matters. All other resolutions are ordinary resolutions.
Ordinary Resolutions.   Pursuant to our articles of association and Luxembourg Corporate Law, ordinary resolutions shall be adopted by a simple majority of votes validly cast on such resolution at a general meeting. Abstentions and nil votes will not be taken into account.
Appointment and Removal of Directors.    Members of our board of directors are elected by ordinary resolution at a general meeting of shareholders. Under our articles of association, all directors are elected for a period of up to four years provided however that our directors shall be elected on a staggered basis. Any director may be removed with or without cause and with or without prior notice by a simple majority vote at any general meeting of shareholders. The articles of association provide that, in case of a vacancy, our board of directors may fill such vacancy on a temporary basis by a person designated by the remaining members of our board of directors until the next general meeting of shareholders, which will resolve on a permanent appointment. The directors shall be eligible for re-election indefinitely.
Extraordinary Resolutions.   Extraordinary resolutions are required for any of the following matters, among others: (a) an increase or decrease of the authorized share capital or issued share capital, (b) a limitation or exclusion of preemptive rights, (c) approval of a merger (fusion) or de-merger (scission), (d) dissolution, (e) an amendment to our articles of association and (f) a change of nationality. Pursuant to Luxembourg law and our articles of association, for any extraordinary resolutions to be considered at a general meeting, the quorum must generally be at least 50% of our issued share capital. Any extraordinary resolution shall generally be adopted at a quorate general meeting upon a two-thirds majority of the votes validly cast on such resolution. In case such quorum is not reached, a second meeting may be convened by our board of directors in which no quorum is required, and which must generally still approve the amendment with two-thirds of the votes validly cast. Abstentions and nil votes will not be taken into account.
Neither Luxembourg law nor our articles of association contain any restrictions as to the voting of our common shares by non-Luxembourg residents.
Amendment to Articles of Association
Shareholder Approval Requirements.   Luxembourg law requires that an amendment to our articles of association generally be made by extraordinary resolution. The agenda of the general meeting of shareholders must indicate the proposed amendments to the articles of association.
Pursuant to Luxembourg Corporate Law and our articles of association, for an extraordinary resolution to be considered at a general meeting, the quorum must generally be at least 50% of our issued share capital. Any extraordinary resolution shall be adopted at a quorate general meeting (save as otherwise required by law) upon a two-thirds majority of the votes validly cast on such resolution. If the quorum of 50% is not reached at this meeting, a second general meeting may be convened, in which no quorum is required, and may approve the resolution at a majority of two-third of votes validly cast.
Formalities.   Any resolutions to amend the articles of association or to approve a merger, de-merger, dissolution or change of nationality must be taken before a Luxembourg notary and such amendments must be published in accordance with Luxembourg law.
Merger and Division
A merger by absorption whereby one Luxembourg company, after its dissolution without liquidation, transfers to another company all of its assets and liabilities in exchange for the issuance of common shares in the acquiring company to the shareholders of the company being acquired, or a merger effected by transfer of assets to a newly incorporated company, must, in principle, be approved at a general meeting of shareholders by an extraordinary resolution of the Luxembourg company, and the general meeting of shareholders must be held before a Luxembourg notary. Further conditions and formalities under Luxembourg law are to be complied with in this respect.
Liquidation
In the event of our liquidation, dissolution or winding-up, the assets remaining after allowing for the payment of all liabilities will be paid out to the shareholders pro rata according to their respective shareholdings. Generally, the decisions to liquidate, dissolve or wind-up require the passing of an extraordinary resolution at a general meeting of our shareholders, and such meeting must be held before a Luxembourg notary.
Mandatory Takeover, Squeeze-Out and Sell-Out Rights under the Luxembourg Takeover Law
Mandatory bid
The Luxembourg law of May 19, 2006 implementing Directive 2004/25/EC of the European Parliament and the Council of April 21, 2004 on takeover bids (the “Takeover Law”) provides that, if a person acting alone or in concert acquires securities of our Company which, when added to any existing holdings of our securities, give such person voting rights representing at least one-third of all of the voting rights attached to the issued shares of our Company, this person is required to make an offer for the remaining shares of our Company. In a mandatory bid situation, a “fair price” is in principle considered to be the highest price paid by the offeror or a person acting in concert with the offeror for the securities during the 12-month period preceding the mandatory bid.
Squeeze-out right
The Takeover Law provides that, when an offer (mandatory or voluntary) is made to all of the holders of voting securities of our Company and after such offer the offeror holds at least 95% of the securities carrying voting rights and 95% of the voting rights, the offeror may require the holders of the remaining securities to sell those securities (of the same class) to the offeror. The price offered for such securities must be a fair price. The price offered in a voluntary offer would be considered a fair price in the squeeze-out proceedings if the offeror acquired at least 90% of our shares carrying voting rights that were the subject of the offer. The price paid in a mandatory offer is deemed a fair price. The consideration paid in the squeeze-out proceedings must take the same form as the consideration offered in the offer or consist solely of cash. Moreover, an all-cash option must be offered to the remaining shareholders. Finally, the right to initiate squeeze-out proceedings must be exercised within three months following the expiration of the offer.
Sell-out right
The Takeover Law provides that, when an offer (mandatory or voluntary) is made to all of the holders of our voting securities and if after such offer the offeror holds securities carrying more than 90% of the voting rights, the remaining security holders may require that the offeror purchase the remaining securities of the same class. The price offered in a voluntary offer would be considered “fair” in the sell-out proceedings if the offeror acquired at least 90% of our shares carrying voting rights and which were the subject of the offer. The price paid in a mandatory offer is deemed a fair price. The consideration paid in the sell-out proceedings must take the same form as the consideration offered in the offer or consist solely of cash. Moreover, an all-cash option must be offered to our remaining shareholders. Finally, the right to initiate sell-out proceedings must be exercised within three months following the expiration of the offer.
We also fall under the scope of the Luxembourg law of July 21, 2012 on the squeeze-out and sell-out of securities of companies admitted or having been admitted to trading on a regulated market or which have been subject to a public offer (the “Luxembourg Mandatory Squeeze-Out and Sell-Out Law”). The Luxembourg Mandatory Squeeze-Out and Sell-Out Law provides that, subject to the conditions set forth therein being met, if any individual or legal entity, acting alone or in concert with another, holds a number of shares or other voting securities representing at least 95% of our voting share capital and 95% of our voting rights: (i) such holder may require the holders of the remaining shares or other voting securities to sell those remaining securities (the “Mandatory Squeeze-Out”); and (ii) the holders of the remaining shares or securities may require such holder to purchase those remaining shares or other voting securities (the “Mandatory Sell-Out”). The Mandatory Squeeze-Out and the Mandatory Sell-Out must be exercised at a fair price according to objective and adequate methods applying to asset disposals. The procedures applicable to the Mandatory Squeeze-Out and the Mandatory Sell-Out are subject to further conditions and must be carried out under the supervision of the Commission de Surveillance du Secteur Financier (the “CSSF”).
Disclosure of transactions by persons discharging managerial responsibilities
Pursuant to Regulation (EU) No. 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse and related regulations (collectively referred to as the “Market Abuse Regulation”), persons discharging managerial responsibilities as well as persons closely associated with them, must notify the CSSF and us of every transaction conducted on their own account (a concept that must be interpreted within the meaning of the Market Abuse Regulation) relating to our common shares or to derivatives or other financial instruments, the value of which depends on or has an effect on the price or value of our common shares. The obligation applies to any subsequent transaction once a total amount of €5,000 has been reached within a calendar year, calculated by adding without netting all relevant transactions relating to the securities. The notification must be made promptly and no later than three business days after the date of the transaction. We must ensure that any information related to relevant transactions which we receive is made public promptly, and no later than three business days after the transaction, in the manner reserved for regulated information (see “Publication of regulated information”).
For the purpose of the Market Abuse Regulation, a “person discharging managerial responsibilities” means a person who is (a) a member of the administrative, management or supervisory body of that entity; or (b) a senior executive who is not a member of the bodies referred to in clause (a), who has regular access to inside information relating directly or indirectly to that entity and power to take managerial decisions affecting the future developments and business prospects of that entity.
“Persons discharging senior managerial responsibilities” within our Company are the members of our board of directors and the members of our senior management identified in our most recent Annual Report on Form 20-F filed with the SEC.
Publication of regulated information
Pursuant to directive 2004/109/EC of the European Parliament and of the Council of December 15, 2004 on the harmonization of transparency requirements in relation to information about issuers whose securities are admitted on trading on a regulated market (the “Transparency Directive”), issuers that fall within the scope of that directive are required to provide ongoing and periodic information which the directive defines as “regulated information.” As regards that regulated information, the Transparency Directive imposes three obligations on issuers:
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publish the regulated information;

•
make this information available to an Officially Appointed Mechanism (“OAM”) for the central storage of regulated information; and

•
file the regulated information with the competent authority of the relevant home Member State within the EEA.

In accordance with article 20 of the Luxembourg law of January 11, 2008 implementing the Transparency Directive (the “Luxembourg Transparency Law”), issuers are required to disclose regulated information in a manner ensuring fast access to such information on a non-discriminatory basis. Thus, they shall use such media as may reasonably be relied upon for the effective dissemination of information to the public in all EEA Member States.
We are required to file the aforementioned information with the CSSF and to make this information available to the OAM in Luxembourg.

No Appraisal Rights
Neither Luxembourg law nor our articles of association provide for any appraisal rights of dissenting shareholders.
Distributions
Subject to Luxembourg law, if and when a dividend is declared by the general meeting of shareholders or an interim dividend is declared by our board of directors, each common share is entitled to participate equally in such distribution of funds legally available for such purposes. Pursuant to our articles of association, our board of directors may pay interim dividends, subject to Luxembourg law.
Declared and unpaid distributions held by us for the account of the shareholders shall not bear interest. Under Luxembourg law, claims for unpaid distributions will lapse in our favor five years after the date such distribution became due and payable.
Any amount payable with respect to dividends and other distributions declared and payable may be freely transferred out of Luxembourg, except that any specific transfer may be prohibited or limited by anti-money laundering regulations, freezing orders or similar restrictive measures.
Annual Accounts
Under Luxembourg law, our board of directors must prepare annual accounts and consolidated accounts. Except for certain cases as provided for by Luxembourg law, our board of directors must also annually prepare management reports on the annual accounts and consolidated accounts. The annual accounts, the consolidated accounts, management reports and auditor’s reports must be available for inspection by shareholders at our registered office and on our website for an uninterrupted period beginning at least 30 calendar days prior to the date of the annual ordinary general meeting of shareholders.
The annual accounts and consolidated accounts are audited by an approved statutory auditor (réviseur d’entreprises agréé).
The annual accounts and the consolidated accounts will be filed with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés of Luxembourg) and disseminated as regulated information.
Information Rights
Luxembourg law gives shareholders limited rights to inspect certain corporate records prior to the date of the annual ordinary general meeting of shareholders, including the annual accounts with the list of directors and auditors, the consolidated accounts, the notes to the annual accounts and the consolidated accounts, a list of shareholders whose common shares are not fully paid up, the management reports, the auditor’s report and, in case of amendments to the articles of association, the text of the proposed amendments and the draft of the resulting consolidated articles of association.
In addition, any registered shareholder is entitled to receive, upon request, a copy of the annual accounts, the consolidated accounts, the auditor’s reports and the management reports free of charge prior to the date of the annual ordinary general meeting of shareholders.
Under the Shareholder Rights Law, every shareholder has the right to ask questions related to items on the agenda of the general meeting. The company shall answer the questions put to it by shareholders, subject to the measures which it may take to ensure the identification of shareholders, the good order of general meetings and their preparation, and the protection of confidentiality and its business interests. The company may provide one overall answer to questions having the same content. Where the relevant information is available on its Internet site in a question and answer format, the company shall be deemed to have answered to the questions asked by referring to its site.
Disclosure of Significant Ownership of Our Common Shares
Holders of common shares, including depositary receipts representing common shares admitted to trading on a regulated market and for which Luxembourg is the home Member State within the meaning of the Luxembourg Transparency Law and to which voting rights are attached (the “Securities”) and derivatives or other financial instruments linked to the Securities may be subject to notification obligations pursuant to the Luxembourg Transparency Law and the Grand ducal regulation of January 11, 2008 on transparency requirements for issuers, as amended. The following description summarizes these obligations. Our shareholders are advised to consult with their own legal advisers to determine whether the notification obligations apply to them.
The Luxembourg Transparency Law provides that, subject to limited exceptions, if a person acquires or disposes of our Securities, and following such acquisition or disposal, the proportion of voting rights held by such person reaches, exceeds or falls below one of the thresholds of 5%, 10%, 15%, 20%, 25%, 33 1∕3% , 50% or 66 2∕3% (each, a “Relevant Threshold”) of our total voting rights existing when the situation giving rise to a declaration occurs, such person must simultaneously notify us and the CSSF of proportion of voting rights held by it after such event. The voting rights shall be calculated on the basis of all of the common shares, including depositary receipts representing common shares, to which voting rights are attached, even if the exercise thereof is suspended. Moreover, this information shall be given in respect of all of the common shares, including depositary receipts representing common shares, which are in the same class and to which voting rights are attached. A person must also notify us and the CSSF of the proportion of his or her voting rights if that proportion reaches, exceeds or falls below any Relevant Threshold as a result of events changing the breakdown of voting rights and on the basis of the information disclosed by us.
The same notification requirements apply to a natural person or legal entity to the extent such person or entity is entitled to acquire, dispose of, or exercise voting rights in any of the following cases or a combination of them:
(a)
voting rights held by a third party with whom that person or entity has concluded an agreement, which obliges them to adopt, by concerted exercise of the voting rights they hold, a lasting common policy towards the management of the issuer;

(b)
voting rights held by a third party under an agreement concluded with that person or entity providing for the temporary transfer for consideration of the voting rights in question;

(c)
voting rights attaching to Securities which are lodged as collateral with that person or entity, provided the person or entity controls the voting rights and declares his intention of exercising them;

(d)
voting rights attaching to Securities in which that person or entity has the life interest;

(e)
voting rights which are held, or may be exercised within the meaning of clauses (a) to (d), by an undertaking controlled by that person or entity;

(f)
voting rights attaching to Securities deposited with that person or entity which the person or entity can exercise at his discretion in the absence of specific instructions from the Securities holders;

(g)
voting rights held by a third party in its own name on behalf of that person or entity;

(h)
voting rights which that person or entity may exercise as a proxy where the person or entity can exercise the voting rights at his discretion in the absence of specific instructions from the Securities holders.

The above notification requirements also apply to a natural person or legal entity that holds, directly or indirectly, financial instruments linked to our common shares.
Board of Directors
Globant S.A. is managed by our board of directors which is vested with the broadest powers to take any actions necessary or useful to fulfill our corporate purpose with the exception of actions reserved by law or our articles of association to the general meeting of shareholders. Our articles of association provide that our board of directors must consist of at least seven members and no more than 15 members. Our board of directors meets as often as company interests require.

A majority of the members of our board of directors present or represented at a board meeting constitutes a quorum, and resolutions are adopted by the simple majority vote of our board members present or represented. In the case of a tie, the chairman of our board shall have the deciding vote. Our board of directors may also make decisions by means of resolutions in writing signed by all directors.
Directors are elected by the general meeting of shareholders, and appointed for a period of up to four years; provided, however, that directors are elected on a staggered basis, with one-third of the directors being elected each year; and provided, further, that such term may be exceeded by a period up to the annual general meeting held following the fourth anniversary of the appointment, and each director will hold office until his or her successor is elected. The general shareholders’ meeting may remove one or more directors at any time, without cause and without prior notice by a resolution passed by simple majority vote. If our board of directors has a vacancy, such vacancy may be filled on a temporary basis by a person designated by the remaining members of our board of directors until the next general meeting of shareholders, which will resolve on a permanent appointment. Any director shall be eligible for re-election indefinitely.
Within the limits provided for by applicable law and our articles of association, our board of directors may delegate to one or more directors or to any one or more persons, who need not be shareholders, acting alone or jointly, the daily management of Globant S.A. and the authority to represent us in connection with such daily management. Our board of directors may also grant special powers to any person(s) acting alone or jointly with others as agent of Globant S.A.
Our board of directors may establish one or more committees, including without limitation, an audit committee, a nominating and corporate governance committee and a compensation committee, and for which it shall, if one or more of such committees are set up, appoint the members, determine the purpose, powers and authorities as well as the procedures and such other rules as may be applicable thereto. Our board of directors has established an audit committee pursuant to the Luxembourg law of 23 July 2016 concerning the audit profession, as well as a compensation committee, a corporate governance and nominating committee.
No contract or other transaction between us and any other company or firm shall be affected or invalidated by the fact that any one or more of our directors or officers is interested in, or is a director, associate, officer, agent, adviser or employee of such other company or firm. Any director or officer who serves as a director, officer or employee or otherwise of any company or firm with which we shall contract or otherwise engage in business shall not, by reason of such affiliation with such other company or firm only, be prevented from considering and voting or acting upon any matters with respect to such contract or other business.
Any director who has, directly or indirectly, a conflicting interest in a transaction submitted for approval to our board of directors that conflicts with our interest, must inform our board of directors thereof and to cause a record of his statement to be included in the minutes of the meeting. Such director may not take part in these deliberations and may not vote on the relevant transaction. At the next general meeting, before any resolution is put to a vote, a special report shall be made on any transactions in which any of the directors may have had an interest that conflicts with our interest.
No shareholding qualification for directors is required.
Any director and other officer, past and present, is entitled to indemnification from us to the fullest extent permitted by law against liability and all expenses reasonably incurred or paid by such director in connection with any claim, action, suit or proceeding in which he or she is involved as a party or otherwise by virtue of his or her being or having been a director. We may purchase and maintain insurance for any director or other officer against any such liability.
No indemnification shall be provided against any liability to us or our shareholders by reason of willful misconduct, bad faith, gross negligence or reckless disregard of the duties of a director or officer. No indemnification will be provided with respect to any matter as to which the director or officer shall have been finally adjudicated to have acted in bad faith and not in our interest, nor will indemnification be provided in the event of a settlement (unless approved by a court or our board of directors).

Registrars and Registers for Our Common Shares
All of our common shares are in registered form only.
We keep a register of common shares at our registered office in Luxembourg. This register is available for inspection by any shareholder. In addition, we may appoint registrars in different jurisdictions who will each maintain a separate register for the registered common shares entered therein. It is possible for our shareholders to elect the entry of their common shares in one of these registers and the transfer thereof at any time from one register to any other, including to the register kept at our registered office. However, our board of directors may restrict such transfers for common shares that are registered, listed, quoted, dealt in or have been placed in certain jurisdictions in compliance with the requirements applicable therein.
Our articles of association provide that the ownership of registered common shares is established by inscription in the relevant register. We may consider the person in whose name the registered common shares are registered in the relevant register as the owner of such registered common shares.
Transfer Agent and Registrar
The transfer agent and registrar for our common shares is American Stock Transfer & Trust Company, LLC, with an address at 6201 15th Avenue Brooklyn, New York, New York 11219.
Our common shares are listed on the NYSE under the symbol “GLOB” and on the on the LuxSE and admitted to trade on the regulated market of the LuxSE under the International Securities Identification Number LU0974299876.

PLAN OF DISTRIBUTION
General
We or any selling shareholders may sell the shares directly to purchasers or to or through underwriters, broker-dealers or agents in one or more transactions at any time at fixed prices, at market prices prevailing at the time of sale, at varying prices determined at the time of sale or at negotiated prices, or through any combination of the foregoing. Such sales may be effected in transactions on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale, in the over-the-counter market or in transactions other than on such exchanges or services or in the over-the-counter market. We or any selling shareholders may use any one or more of the following methods when selling shares:
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underwritten public offerings;

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block trades in which the broker-dealer so engaged will attempt to sell the common shares as agent, but may position or resell a portion of the block, as principal, in order to facilitate the transaction;

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purchases by a broker-dealer, as principal, and resale by such broker-dealer for its account;

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ordinary brokerage transactions and transactions in which the broker solicits purchasers;

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in privately negotiated transactions; or

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through a combination of any of these methods of sale or by any other legally available means.

We or any selling shareholders may enter into hedging transactions from time to time in which a selling shareholder may:
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enter into transactions with a broker-dealer or any other person in connection with which such broker-dealer or other person will engage in short sales of the shares, in which case such broker-dealer or other person may use the shares received from we or any selling shareholders to close out its short positions;

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sell common shares short and re-deliver shares offered by this prospectus to close out its short positions;

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enter into options or other types of transactions that require we or any selling shareholder to deliver the shares to a broker-dealer, affiliate or third party, who will then resell or transfer the shares under this prospectus; or

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loan or pledge the shares to a broker-dealer or any other person, who may sell the loaned shares or, in an event of default in the case of a pledge, sell the pledged shares under this prospectus.

We or any selling shareholders may also sell shares under Rule 144 of the Securities Act, if available, rather than under this prospectus.
Selling Shareholders
The selling shareholders, and their pledgees, donees, transferees or other successors in interest, may offer our securities in one or more offerings, and if required by applicable law or in connection with an underwritten offering, pursuant to one or more prospectus supplements, and any such prospectus supplement will set forth the terms of the relevant offering as described above. To the extent our shares offered by a selling shareholder pursuant to a prospectus supplement remain unsold, the selling shareholder may offer those shares on different terms pursuant to another prospectus supplement. Sales by the selling shareholders may not require the provision of a prospectus supplement.
In addition to the foregoing, each of the selling shareholders may offer our securities at various times in one or more of the following transactions: through short sales, derivative and hedging transactions; by pledge to secure debts and other obligations; through offerings of securities exchangeable, convertible or exercisable for our securities; under forward purchase contracts with trusts, investment companies or other entities (which may, in turn, distribute their own securities); through distribution to its members, partners or shareholders; in exchange or over-the-counter market transactions; and/or in private transactions.
There can be no assurance that any selling shareholder will sell any or all of the common shares covered by this prospectus.
We are required to pay all fees and expenses incident to the registration of our common shares. We or any selling shareholders will bear the fees, discounts, concessions and commissions incurred by the selling shareholders in connection with resales of the common shares. We may agree to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act and the Exchange Act, or the selling shareholders may be entitled to contribution. The selling shareholders may agree to indemnify us against certain losses, claims, damages and liabilities, including liabilities under the Securities Act that may arise from written information furnished to us by the selling shareholders specifically for use in this prospectus.
In certain circumstances, we may restrict or suspend offers and sales or other dispositions of our common shares under the registration statement of which this prospectus forms a part after the date of this prospectus. In the event of such restriction or suspension, the selling shareholders will not be able to offer or sell or otherwise dispose of our common shares under the registration statement of which this prospectus forms a part.
We or any selling shareholders and any other person participating in the sale of our common shares will be subject to the rules of the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of our common shares by us and selling shareholders. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the common shares to engage in market-making activities with respect to the particular common shares being distributed. This may affect the marketability of our common shares and the ability of any person or entity to engage in market-making activities with respect to our common shares.
Once sold under the registration statement of which this prospectus forms a part, our common shares will be freely tradable in the hands of persons other than our affiliates.

ENFORCEABILITY OF CIVIL LIABILITIES
We are a Luxembourg joint stock company (société anonyme). Most of our assets are located outside the United States. Furthermore, most of our directors and officers and some experts named in this prospectus reside outside the United States and a substantial portion of their assets are located outside the United States. As a result, investors may not be able to effect service of process within the United States upon us or these persons or to enforce judgments obtained against us or these persons, including judgments predicated upon the civil liability provisions of U.S. federal securities law. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the U.S., including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.
Luxembourg
It may be difficult for an investor to bring an original action in a Luxembourg court predicated solely upon the civil liability provisions of the U.S. federal securities laws against us, our directors or our officers. There is doubt as to whether Luxembourg courts would permit such actions or enforce any civil liabilities thereon. Furthermore, Luxembourg law does not recognize a shareholder’s right to bring a derivative action on our behalf, except in limited cases.
As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and the Grand Duchy of Luxembourg, courts in Luxembourg will not automatically recognize and enforce a final judgment rendered by a U.S. court. A valid judgment in civil or commercial matters obtained from a court of competent jurisdiction in the United States may be entered and enforced through a court of competent jurisdiction in Luxembourg, subject to compliance with the enforcement procedures (exequatur). The enforceability in Luxembourg courts of judgments rendered by U.S. courts will be subject, prior to any enforcement in Luxembourg, to the procedure and the conditions set forth in the Luxembourg procedural code, which conditions may include the following as of the date of this prospectus:
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the judgment of the U.S. court is final and enforceable (exécutoire) in the United States;

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the U.S. court had jurisdiction over the subject matter leading to the judgment (that is, its jurisdiction was in compliance both with Luxembourg private international law rules and with the applicable domestic U.S. federal or state jurisdictional rules);

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the U.S. court has applied to the dispute the substantive law that would have been applied by Luxembourg courts;

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the judgment was granted following proceedings where the counterparty had the opportunity to appear and, if it appeared, to present a defense, and the decision of the foreign court must not have been obtained by fraud, but in compliance with the rights of the defendant;

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the U.S. court has acted in accordance with its own procedural laws; and

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the judgment of the U.S. court does not contravene Luxembourg international public policy or rules, nor has the judgment been given in proceedings of a tax or criminal nature or rendered subsequent to an evasion of Luxembourg law (fraude a la loi).

In addition, awards of damages made under civil liabilities provisions of the U.S. federal securities laws, or other laws, which are classified by Luxembourg courts as being of a penal or punitive nature (for example, fines or punitive damages) may not be recognized by Luxembourg courts). While an ordinary award of monetary damages would not be considered as a penalty, if an award of monetary damages includes punitive damages, a Luxembourg court may consider such punitive damages a penalty.
Argentina
It may be difficult for an investor to bring an original action in an Argentine court predicated solely upon the civil liability provisions of the U.S. federal securities laws against us, our directors or our officers. There is doubt as to whether Argentine courts would permit such actions or enforce any civil liabilities thereon.

Prior to any enforcement in Argentina, a judgments entered by a U.S. court will be subject to the procedures and conditions set forth in of Article 517 of the Argentine Civil and Commercial Procedure Code (approved by Law No. 17,454 as amended by Law No. 22, 434), which includes the following conditions:
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the judgment must be final in the jurisdiction where rendered, issued by a competent court in accordance with Argentine jurisdictional principles and result from (a) a personal action or (b) in rem action with respect to personal property which was transferred to Argentina during or after the prosecution of the foreign action;

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the defendant against whom enforcement of the judgment is sought must be personally served with the summons, in accordance with due process of law, and given an opportunity to defend against the foreign action;

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the judgment must be valid in the jurisdiction where rendered and its authenticity must be established in accordance with the requirements of Argentine law;

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the judgment cannot contravene Argentine principles of public order; and

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the judgment cannot be contrary to a prior or simultaneous judgment of an Argentine court.

LEGAL MATTERS
Arendt & Medernach S.A., Luxembourg, our Luxembourg counsel, will pass upon the validity of our common shares offered by this prospectus for us with respect to the laws of the Grand Duchy of Luxembourg. Certain matters under U.S. federal and New York state law will be passed upon for us by DLA Piper LLP (US), New York, New York, our United States counsel. Counsel for any underwriters or agents, if any, will be named in the applicable prospectus supplement.

EXPERTS
The consolidated financial statements of Globant S.A. that have been incorporated in this prospectus by reference from Globant S.A.’s Annual Report on Form 20-F for the year ended December 31, 2017, and the effectiveness of Globant S.A.’s internal control over financial reporting as of December 31, 2017, have been audited by Deloitte & Co. S.A., an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

2,000,000 common shares
Common shares
PROSPECTUS SUPPLEMENT
Joint Lead Book-Running Managers
J.P. Morgan	Goldman Sachs & Co. LLC	Citigroup
Co-Managers
BBVA	BNP PARIBAS	BofA Securities	Morgan Stanley	Santander